As filed with the Securities and Exchange Commission on May 8, 2003
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REGISTRATION STATEMENT
UNDER SCHEDULE B
OF
THE SECURITIES ACT OF 1933

Corporación Andina de Fomento

(Name of Registrant)

Name and Address of Authorized Agent in the United States:

Puglisi & Associates

850 Library Avenue
Suite 204
Newark, Delaware 19711

Copies to:
Robert H. Craft, Jr., Esq. Sullivan & Cromwell LLP 1701 Pennsylvania Avenue, N.W. Washington, D.C. 20006 United States of America	Hugo Sarmiento Chief Financial Officer Corporación Andina de Fomento Torre CAF Avenida Luis Roche, Altamira Caracas, Venezuela	Meredith B. Cross, Esq. Wilmer, Cutler & Pickering 2445 M Street, N.W. Washington, D.C. 20037 United States of America

          Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

          The securities being registered pursuant to this Registration Statement are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933.

CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount of
Title of each class to be registered	Aggregate Offering Price	Registration Fee(2)

Debt Securities	(1)	—

Guarantees	(1)	—

Total	$200,000,000(3)	$16,180

(1)	Such indeterminate principal amount or number of debt securities or guarantees of the Registrant as may from time to time be issued at indeterminate prices. The securities registered hereunder and under the additional registration statements noted in note (2) below shall not have an aggregate offering price which exceeds $1,250,000,000 in United States dollars or the equivalent in any other currency.

(2)	Pursuant to Rule 429(b), the prospectus filed as part of this Registration Statement also relates to the remaining unsold $1,050,000,000 principal amount of securities previously registered on the Registration Statements under Schedule B. $335,000,000 principal amount of securities were previously registered on Registration Statement under Schedule B (File No. 333-101082), originally filed on November 7, 2002, and $715,000,000 principal amount of such securities were previously registered on the Registration Statement under Schedule B (File No. 333-88404), originally filed on May 10, 2002. This Registration Statement shall act as a post-effective amendment to File No. 333-101082 and File No. 333-88404, which shall become effective concurrently with the effectiveness of this Registration Statement. The Registrant paid a filing fee of $30,820 with respect to the securities previously registered on the Registration Statement under Schedule B, originally filed on November 7, 2002, and paid a filing fee of $65,780 with respect to the securities previously registered on the Registration Statement under Schedule B, originally filed on May 10, 2002.

(3)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission becomes effective. This preliminary prospectus is not an offer to sell and does not seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject To Completion

Preliminary Prospectus Dated May 8, 2003

$1,250,000,000

Corporación Andina de Fomento

Debt Securities

Guarantees

        We may from time to time offer up to $1,250,000,000 (or its equivalent in other currencies) aggregate principal amount of the securities described in this prospectus. The securities may be debentures, notes, guarantees or other unsecured evidences of indebtedness. In the case of debt securities sold at an original issue discount, we may issue a higher principal amount up to an initial public offering price of $1,250,000,000 (or its equivalent).

      We may offer the securities from time to time as separate issues. In connection with any offering, we will provide a prospectus supplement describing the amounts, prices, maturities, rates and other terms of the securities we are offering in each issue.

      We may sell the securities directly to or through underwriters, and may also sell securities directly to other purchasers or through agents.

      Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated              , 2003

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission under the Securities Act of 1933, using a “shelf” registration process. Under the shelf process, we may from time to time sell any combination of the securities described in this prospectus in one or more offerings up to a total dollar amount of $1,250,000,000 or the equivalent of this amount in foreign currencies or foreign currency units.

      This prospectus provides you with a general description of our business and of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of the securities in that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement before purchasing our securities. If the information in the prospectus supplement differs from the information in this prospectus or in the registration statement, you should rely on the information in the prospectus supplement.

      The registration statement, any post-effective amendment to the registration statement and their various exhibits contain additional information about Corporación Andina de Fomento (“CAF”), the securities we may issue and other matters. All of these documents may be inspected at the offices of the Securities and Exchange Commission.

      You should rely only on the information in this prospectus or in other documents to which we have referred you in making your investment decision. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date specified on the cover of this document.

      Except as otherwise specified, all amounts in this prospectus are expressed in United States dollars (“dollars,” “$,” “US$” or “U.S. dollars”).

      Certain amounts that appear in this prospectus may not sum because of rounding adjustments.

FORWARD-LOOKING INFORMATION

      This prospectus may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, which we refer to as the Securities Exchange Act. Statements that are not historical facts are statements about our beliefs and expectations and may include forward-looking statements. These statements are identified by words such as “believe”, “expect”, “anticipate”, “should” and words of similar meaning. Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual financial and other results may differ materially from the results discussed in the forward-looking statements. Therefore, you should not place undue reliance on them. Factors that might cause such a difference include, but are not limited to, those discussed in this prospectus, such as the effects of economic or political turmoil in one or more of our member countries.

CORPORACIÓN ANDINA DE FOMENTO

      CAF was established in 1968 pursuant to the Agreement establishing the Corporación Andina de Fomento, an international treaty, to foster and promote economic development within the Andean Community. CAF is a multilateral financial institution. Our principal stockholders are the current member countries of the Andean Community — the Republics of Bolivia, Colombia, Ecuador, Peru and the Bolivarian Republic of Venezuela, which collectively accounted for 94.4% of the nominal value of the paid-in capital at December 31, 2002. As of that date, our non-regional stockholders included Brazil, Chile, Costa Rica, Jamaica, Mexico, Panama, Paraguay, Trinidad and Tobago and Uruguay, which collectively accounted for 5.5% of the nominal value of the paid-in capital at December 31, 2002. In 2003, Spain and Argentina became non-regional shareholders. Our shares are also held by 21 financial institutions based in the Andean Community countries, which collectively accounted for 0.1% of the nominal value of the paid-in capital at December 31, 2002. CAF commenced operations in 1970. Our headquarters are in Caracas, Venezuela, and we have regional offices in the capital cities of each of the four remaining Andean Community countries.

      We offer financial and related services to the governments of the stockholder countries, as well as public and private institutions, corporations and joint ventures operating in said countries. Primarily, we provide short, medium and long-term loans, technical co-operation and guarantees; to a lesser extent, we also participate as a limited equity investor in corporations and investment funds.

      The treaty establishing CAF generally delegates to our Board of Directors the power to establish and direct our financial, credit and economic policies. Our Board of Directors has adopted a formal statement of our financial and operational policies, the Políticas de Gestión. These operational policies provide our management with guidance as to significant financial and operational issues, and they may not be amended by the Board of Directors in any manner inconsistent with the treaty. In 1996, the treaty was amended to include and further increase certain lending and borrowing limitations previously set forth in these operational policies. See “Operations of CAF — Credit Policies”.

      We raise funds for operations both within and outside the Andean Community countries. Our strategy with respect to funding, to the extent possible under prevailing market conditions, is to match the maturities of our liabilities to the maturities of our loan portfolio.

      Our objective is to support sustainable development and economic integration within the Andean Community countries by helping the Andean Community countries make their economies diversified, competitive and more responsive to social needs.

LEGAL STATUS OF CAF

      As an international treaty organization, we are a legal entity under public international law. We have our own legal personality, which permits us to enter into contracts, acquire and dispose of property and take legal action. The treaty establishing CAF has been ratified by the legislature in each of the Andean Community countries. We have been granted the following immunities and privileges in each Andean country:

(1)	immunity from expropriation, search, requisition, confiscation, seizure, sequestration, attachment, retention or any other form of forceful seizure by reason of executive or administrative action by any of the Andean Community countries and immunity from enforcement of judicial proceedings by any party prior to final judgment;

(2)	free convertibility and transferability of our assets;

(3)	exemption from all taxes and tariffs on income, properties or assets, and from any liability involving payment, withholding or collection of any taxes; and

(4)	exemption from any restrictions, regulations, controls or moratoria with respect to our property or assets.

      In addition, we have entered into agreements with each of our non-regional stockholders except Chile. Pursuant to these agreements, each country has agreed to extend to us, with respect to our activities in and concerning that country, immunities and privileges similar to those we have been granted in the Andean Community countries.

USE OF PROCEEDS

      Unless otherwise specified in the accompanying prospectus supplement, we will use the net proceeds of the sale of the securities to fund our lending operations.

CAPITALIZATION AND INDEBTEDNESS

      The following table sets forth our capitalization and indebtedness at March 31, 2003 and does not give effect to any transaction since that date. On April 15, 2003 we issued €100,000,000 aggregate principal amount of our 6.375% Notes due 2009, and other than the issuance of those notes, there has been no material change in CAF’s capitalization and indebtedness since March 31, 2003.

At March 31,
2003

(in U.S.$ millions)
Short-term debt (1)	1,896.4

Long-term debt (maturities over one year)	3,552.9
Stockholders’ Equity
Capital
Subscribed capital, paid-in and receivable (authorized capital $5.0 billion) (2)	1,576.5
Less: Capital receivable	(340.0)

Paid-in capital	1,236.5
Additional paid-in capital	82.2

Total	1,318.7
Reserves
Mandatory reserve	192.5
General reserve	560.1

Total reserves	752.6
Retained earnings	34.3

Total stockholders’ equity	2,105.5

Total long-term debt and stockholders’ equity	5,658.4

(1)	Includes deposits, accrued interest and commissions payable.

(2)	In addition to subscribed capital shown in the table, CAF’s subscribed capital included callable capital of $1,112.0 million at March 31, 2003.

CAPITAL STRUCTURE

General

      Our authorized capital is $5.0 billion, of which $3.1 billion will be paid-in capital and $1.9 billion will be callable capital.

      Our shares are divided into Series “A” shares, Series “B” shares and Series “C” shares.

      Series “A” shares may be owned only by Andean Community countries. Each Andean Community country owns one Series “A” share, which is held by the government, either directly or through a government-designated social or public purpose institution. Each of the five Andean Community countries owning Series “A” shares is entitled to elect one Director and one Alternate Director to our Board of Directors.

      Series “B” shares are also owned by Andean Community countries and are held by the governments either directly or through designated governmental entities, except for certain Series “B” shares, constituting 0.1% of our outstanding shares, which are owned by 21 private sector financial institutions in the Andean Community countries. We offered and sold Series “B” shares to private sector financial institutions in 1989 in order to obtain the benefit of their views in the deliberations of our Board of Directors. The five Andean Community countries owning Series “B” shares are entitled to elect a total of five additional Directors and five Alternate Directors through cumulative voting, and the 21 private sector owners of Series “B” shares separately are entitled to elect one Director and one Alternate Director.

      Series “C” shares are currently owned by 11 countries that are not members of the Andean Community: Argentina, Brazil, Chile, Costa Rica, Jamaica, Mexico, Panama, Paraguay, Spain, Trinidad and Tobago and Uruguay. We make available Series “C” shares for subscription by countries outside the Andean Community in order to strengthen links between these countries and the Andean Community countries. Ownership of our Series “C” shares by countries outside the Andean Community makes entities in these countries that deal with entities in Andean Community countries eligible to receive loans from us with respect to these dealings. At December 31, 2002, holders of Series “C” shares collectively were entitled to elect two Directors and two Alternate Directors. Our Board of Directors is comprised of thirteen Directors.

      Under the treaty establishing CAF, Series “A” shares may be held by or transferred only to governments or government-designated social or public purpose institutions. Series “B” shares also may be held by or transferred to such entities and, in addition, may be held by or transferred to private corporations or individuals, except that no more than 49% of the Series “B” shares within any country may be held by private stockholders. Series “C” shares may be held by or transferred to public or private entities outside the Andean Community countries. Unless a member withdraws, shares may be transferred only to entities in the same country.

Paid-in Capital and Capital Receivable

      At December 31, 2002, CAF’s subscribed paid-in and receivable capital was $1.4 billion, of which $1.2 billion was paid-in capital and $277.3 million was capital receivable in installments. Over the years, we have had several increases of subscribed capital. Our most recent capital increases occurred in 1990, 1996, 1997, 1999, and 2002.

      In 1990, Andean Community countries subscribed to a paid-in capital increase of $500.0 million, payable in ten annual installments through 2001. Through the year 2001, each of Colombia, Peru and Venezuela made annual installment payments of $14.0 million, and each of Bolivia and Ecuador made annual installment payments of $4.0 million. This capital increase was paid in full in 2001.

      In 1996, Brazil subscribed to $25.4 million of our capital payable in three equal annual installments, the last annual installment of which was paid in 1998.

      In 1997, Panama subscribed to $9.7 million of our paid-in capital, payable in five installments commencing in 1997. Panama’s subscription was paid in full in 2001. Also in 1997, Paraguay subscribed to $9.7 million of our paid-in capital, payable in five installments commencing in 1998, and the subscription was paid in full in March 2003.

      In 1999, the Andean Community countries subscribed to a paid-in capital increase of $600.0 million, payable in seven annual installments through 2006. The payments made on this new subscription in 2000 and 2001 were in addition to the payments to be made in those years under the 1990 subscription. The subscriptions of Ecuador and Bolivia each account for approximately 8% of that amount, and the subscriptions of Colombia, Peru and Venezuela each account for approximately 28% of that amount. Also in 1999, Jamaica became a new member of CAF by subscribing to $1.0 million of capital. Jamaica’s subscription will be payable in two installments. Lastly, in 1999, Brazil subscribed to an additional capital contribution of $25.0 million, of which $18.6 million was paid as of December 31, 2001 and which was paid in full in February 2002.

      In 2001, Uruguay subscribed to paid-in capital of $5.0 million, of which it paid installments of $1.7 million in each of January 2002 and January 2003. The final installment is due in 2004. Also in 2002, Uruguay subscribed to an additional $15.0 million of paid-in capital, which is payable in semi-annual installments beginning in June 2003.

      In 2001, Argentina subscribed to paid-in capital of $25.0 million, and in 2003, it made its initial payment of $8.3 million. The balance is payable in two equal annual installments.

      In April 2002, Costa Rica paid in full its subscribed capital of $20.0 million.

      In 2002, the Andean Community countries subscribed to a paid-in capital increase of $250.0 million. Some countries will pay in four annual installments and others in five or six annual installments.

      In 2002, Spain subscribed to paid-in capital of $100.0 million, of which it paid $33.3 million in January 2003. The balance is payable in two equal annual installments. Spain also subscribed to callable capital of $200.0 million.

      Since 1996, capital contributions to CAF have included a premium (valor patrimonial) paid on each share purchased. This premium is in addition to the nominal $5,000 per share value established by CAF’s by-laws. The premium is determined at the beginning of each subscription and applies to all payments under that subscription. The subscription figures in each of the preceding three paragraphs reflect such a premium. The premium for the 1999 subscriptions described above was $5,450 per share. The premium for 2002 subscriptions was $5,850 per share.

      All stockholders are current in their capital payments.

      The following table sets out the nominal value of our subscribed paid-in capital and capital receivable as of December 31, 2002:

Stockholders	Paid-in Capital	Capital Receivable

	(in thousands)
Series “A” Shares
Bolivia	$1,200	$—
Colombia	1,200	—
Ecuador	1,200	—
Peru	1,200	—
Venezuela	1,200	—

Series “B” Shares:
Bolivia	87,000	23,940
Colombia	308,815	83,720
Ecuador	87,000	23,940
Peru	308,035	52,170
Venezuela	308,035	84,500
Private sector financial institutions	1,080	0

Series “C” Shares:
Brazil	28,175	0
Chile	1,270	0
Costa Rica	9,475	0
Jamaica	425	135
Mexico	13,565	0
Panama	5,365	0
Paraguay	4,885	395
Trinidad and Tobago	605	0
Uruguay	790	8,500

Total	$1,170,520	$277,300

Reserves

      Article 42 of the treaty establishing CAF requires that at least 10% of our net income in each year be allocated to a mandatory reserve until that reserve amounts to 50% of subscribed capital. The mandatory reserve can be used only to offset losses. We also maintain a general reserve to cover contingent events and as a source of funding of last resort in the event of temporary illiquidity or when funding in the international markets is not available or is impractical. The general reserve is invested in short-term securities and certificates of deposit that are easily convertible into cash. The mandatory reserve is an accounting reserve.

      At December 31, 2002, our reserves totaled $644.0 million. At such date, the mandatory reserve amounted to $179.9 million, or 7.6% of subscribed capital, and the general reserve amounted to $464.9 million.

Callable Capital

      In addition to our subscribed paid-in and receivable capital, our stockholders have subscribed to callable capital totaling $912.0 million at December 31, 2002. Our callable capital may be called by the Board of Directors to meet our obligations only to the extent that we are unable to meet such obligations with our own resources.

      The treaty establishing CAF provides that the obligation of stockholders to pay for the shares of callable capital, upon demand by the Board of Directors, continues until such callable capital is paid in full. Thus, we consider members’ obligations to pay for callable capital subscriptions to be binding obligations backed by the full faith and credit of the respective member governments. If the callable capital were to be called, the treaty establishing CAF requires that the call be prorated among stockholders in proportion to their stockholdings.

SELECTED FINANCIAL INFORMATION

      The following selected financial information as of and for the years ended December 31, 2002, 2001, and 2000 has been derived from our financial statements for those periods, which have been audited by KPMG, independent accountants. Our method of accounting conforms to U.S. GAAP. The selected financial information with respect to balance sheet data at March 31, 2003 and 2002 and with respect to income statement data, loan portfolio and equity investment and selected financial ratios for the three-month periods then ended has been derived from our unaudited interim financial information and includes adjustments, consisting of normal recurring adjustments, that we consider necessary for a fair presentation of our financial positions at such dates and our results of operations for such periods. The results of the three-month period ended March 31, 2003 are not necessarily indicative of results to be expected for the full year 2003. The selected financial information should be read in conjunction with our audited financial statements and notes thereto, with our unaudited financial information and the note thereto and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus.

				Three Months Ended
	Year Ended December 31,			March 31,

	2000	2001	2002	2002	2003

	(in thousands)
Income Statement Data
Interest income	$448,939	$409,825	$321,420	$79,310	$76,328
Interest expense	(268,158)	(228,718)	(140,891)	(35,078)	(28,805)

Net Interest income	180,781	181,107	180,529	44,232	47,523
Provision for loan losses	(47,745)	(38,756)	(41,500)	(8,100)	(8,750)

Net Interest income after provision	133,036	142,351	139,029	36,132	38,773
Non-interest income	14,253	13,273	31,329	5,461	6,856
Non-interest expenses	(40,086)	(42,753)	(43,252)	(9,344)	(11,373)
Cumulative effect of change in accounting for derivatives and hedging activities	—	(307)	—	—	—

Net income	$107,203	$112,564	$127,106	$32,249	$34,256

Balance Sheet Data (end of period)
Current assets (net of allowance)	$1,923,921	$1,996,267	$2,071,222	$1,994,501	$2,013,952
Non-current assets	3,915,690	4,808,473	5,512,966	4,822,045	5,540,845

Total assets	$5,839,611	$6,804,740	$7,584,188	$6,816,546	$7,554,797

Current liabilities	$1,732,452	$2,251,127	$2,003,220	$2,180,715	$1,896,372
Long term liabilities(1)	2,481,924	2,728,023	3,527,246	2,789,023	3,552,901

Total liabilities	4,214,376	4,979,150	5,530,466	4,969,738	5,449,273
Total stockholders’ equity	1,625,235	1,825,590	2,053,722	1,846,808	2,105,524

Total liabilities and stockholders’ equity	$5,839,611	$6,804,740	$7,584,188	$6,816,546	$7,554,797

Loan Portfolio and Equity Investments
Total loans	$4,478,234	$5,455,155	$6,062,407	$5,466,135	$5,926,986
Allowance for loan losses	153,757	176,965	196,344	182,912	201,906
Equity investments	130,968	120,152	117,228	120,284	116,658
Selected Financial Ratios
Return on average total stockholders equity(2)	7.0%	6.5%	6.6%	7.0%	6.6%
Return on average paid-in capital(3)	11.6%	10.9%	11.3%	11.8%	11.4%
Return on average assets(4)	1.9%	1.8%	1.8%	1.9%	1.8%
Administrative expenses divided by average assets*	0.6%	0.5%	0.5%	0.5%	0.4%
Overdue loan principal as a percentage of loan portfolio (excluding non-accrual loans)	0.12%	0.00%	0.00%	0.00%	0.02%
Non-accrual loans as a percentage of loan portfolio	0.81%	0.62%	0.48%	0.85%	0.21%
Allowance for losses as a percentage of loan portfolio	3.4%	3.2%	3.2%	3.3%	3.4%

(1)	Does not reflect our issuance on April 15, 2003 of €100,000,000 aggregate principal amount of our 6.375% Notes due 2009.

(2)	Net income divided by average total stockholders’ equity.*

(3)	Net income divided by average subscribed and paid-in capital.*

(4)	Net income divided by average total assets.*

(*)	For the three month periods, the amounts have been annualized.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion should be read in conjunction with our audited financial statements included on pages F-3 through F-24 and the unaudited interim financial information as of March 31, 2002 and 2003 and for the three-month periods ended March 31, 2002 and 2003 included on pages F-25 through F-29 of this prospectus.

Summary of Results

      During the three years ended December 31, 2002, our net income increased at a compound average annual rate of approximately 8.9%. These increases resulted principally from an increase in our interest-earning assets and commissions, as well as lower provisions for loan losses and impairment charges for equity investments. The growth in our interest-earning assets offset the negative impact of the general decline in market interest rates experienced in this three year period.

      Our net income for the year ended December 31, 2002 was $127.1 million, representing an increase of $14.5 million, or 12.9%, over net income for 2001. This increase resulted principally from sustained growth in earning assets and from an increase in non-interest income. The growth in our non-interest income reflected increased commissions and a reduction in the charge for impairment of equity investments. The increase in net income was achieved in spite of the negative effect that the decline in interest rates, compared to 2001, had on net interest income. For the year ended December 31, 2001, our net income was $112.6 million, representing an increase of $5.4 million, or 5%, over net income of $107.2 million for 2000.

      Our net income for the three-month period ended March 31, 2003 was $34.3 million, representing an increase of $2.0 million, or 6.2%, over net income for the corresponding period in 2002. This increase resulted principally from sustained growth in our interest-earning assets, reflecting increases in the levels of all categories of assets and a decrease in our funding costs. The increase in net income was achieved in spite of the negative effect that the decline in interest rates, compared to the corresponding period in 2002, had on net interest income.

      Starting with the Asian financial crisis and the difficulties in the Russian and Brazilian economies, which began at the end of 1997, and continuing with natural disasters, the decrease in the price of commodities, the current financial crisis in Argentina, and the current instability in Venezuela, emerging market countries, including some of our member countries, have experienced economic turmoil during the past five years.

      During the year ended December 31, 2002 and the three months ended March 31, 2003, the aggregate economic performance of the Andean Region was adversely affected by the economic contraction in Venezuela. In addition, the economic situation in Venezuela has been further adversely affected by an oil industry strike that commenced on December 2, 2002 and ended at the beginning of March 2003. The percentage change in GDP during 2002 compared to 2001 for the each of the region’s countries was as follows: Bolivia, 2.5%; Colombia, 1.0%; Ecuador, 3.5%; Peru, 4.7%; and Venezuela, -8.9%.

      To date, these developments have not had a material adverse effect on our results of operations or financial condition.

      Management anticipates that growth in our loan portfolio will be moderate in the medium-term because the amount of new loan approvals is expected to level off.

Impact of Change to U.S. GAAP Accounting in 2001

      In 2001, we changed from International Accounting Standards, or IAS, to U.S. GAAP for financial reporting purposes. Additionally, the financial statements for the year 2000 were restated and are presented in accordance with U.S. GAAP.

      The most significant effects of this conversion on our balance sheet and income statement are as follows:

          Retained Earnings from Previous Years

      Previous years’ retained earnings were negatively affected in the amount of $4.5 million, distributed in the fiscal years of 1998 through 2000. This reduction in retained earnings originated from: first, a

$4.1 million charge resulting from the creation of a personnel compensation program to offset the differences in social security benefits among the five Andean region stockholder countries; and second, the effect of the difference in the treatment of equity investments that are required to be recorded under the equity method according to U.S. GAAP (20% to 50% CAF participation) compared to the previous treatment under IAS (cost method for all equity investments), which amounted to a net reduction of $0.4 million.

          2001 Net Income

      Our net income for 2001 was negatively affected in the amount of $0.3 million as a result of the cumulative effect adjustment for the change in accounting for derivatives and hedging activities.

          Impairment Charge for Equity Investments

      In 2001, we charged $22.5 million to the allowance for losses to reflect the permanent impairment in the value of those equity investments that are equity investments recorded at cost (less than 20% CAF participation). The charge was distributed as follows: $14.2 million in 2001, $6.3 million in 2000 and $2.0 million in 1999.

Critical Accounting Policies

          General

      Our financial statements and reported results are based on U.S. GAAP, which requires us in some cases to use estimates and assumptions that may affect our reported results and disclosures. We describe our significant accounting policies in Note 1 (“Significant Accounting Policies”) to our audited financial statements. We believe that some of the more significant accounting policies we use to present our financial results, discussed below, involve the use of accounting estimates that we consider to be critical because: (1) they require significant management judgment and assumptions about matters that are complex and inherently uncertain; and (2) the use of a different estimate or a change in estimate could have a material impact on our reported results of operations or financial condition. Specifically, the estimates we use to determine the adequacy of the allowance for loan losses are critical accounting estimates.

          Allowance for Loan Losses

      We maintain an allowance for losses on our loan portfolio at levels that management believes to be adequate to absorb estimated losses inherent in the portfolio at the balance sheet date. The allowance for loan losses is evaluated on a regular basis by our management and is based upon our management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. The use of different estimates or assumptions as well as changes in external factors could produce materially higher or lower net income for the period in which the estimate is made. Although we expect that our loans will ultimately be repaid, amounts may not be repaid on originally agreed terms. As a result, we can suffer losses resulting from the difference between the discounted present value of expected payments for interest and charges according to the related contractual terms and the actual cash flow.

Income Statement

          Interest Income

      1st Quarter 2003. For the three-month period ended March 31, 2003, interest income was $76.3 million, representing a decrease of $2.9 million, or 3.8%, over interest income of $79.3 million for the corresponding period in 2002. This decrease resulted principally from the decline in interest rates compared to the corresponding period in 2002.

      2002, 2001, and 2000. For the year ended December 31, 2002, our interest income was $321.4 million, representing a decrease of $88.4 million, or 21.6%, over our interest income of $409.8 million for the year ended December 31, 2001. This decrease resulted principally from the decline in interest rates. Interest income for the year ended December 31, 2001 represented a decrease of $39.1 million, or 8.7%, over our interest income of $448.9 million for the year ended December 31, 2000. This decrease resulted principally from the decline in interest rates.

          Interest Expense

      1st Quarter 2003. For the three-month period ended March 31, 2003, interest expense was $28.8 million, representing a decrease of $6.3 million, or 17.9%, over interest expense of $35.1 million for the corresponding period in 2002. This decrease results principally from the decline in interest rates compared to the corresponding period in 2002.

      2002, 2001, and 2000. For the year ended December 31, 2002, our interest expense was $140.9 million, representing a decrease of $87.8 million, or 38.4%, over our interest expense of $228.7 million for the year ended December 31, 2001. This decrease resulted principally from the decline in interest rates. Interest expense for the year ended December 31, 2001 represented a decrease of $39.4 million, or 14.7%, over our interest expense of $268.2 million for the year ended December 31, 2000. This decrease resulted principally from the decline in interest rates.

          Net Interest Income

      1st Quarter 2003. For the three-month period ended March 31, 2003, net interest income was $47.5 million, representing an increase of $3.3 million, or 7.4%, over net interest income of $44.2 million for the corresponding period in 2002. Net interest income increased despite a lower net interest income margin of 2.73% for the three-month period ended March 31, 2003 as compared to 2.83% for the corresponding period in 2002.

      2002, 2001, and 2000. For the year ended December 31, 2002, our net interest income was $180.5 million, representing a decrease of $0.6 million, or 0.3%, over net interest income of $181.1 million for the year ended December 31, 2001, which in turn represented an increase of $0.3 million, or 0.2% over net interest income of $180.8 million for the year ended December 31, 2000.

      Our net interest income margin was 2.9% in 2002, as compared to 3.3% in 2001 and 3.7% in 2000. Despite the decrease in net interest income margin, our net interest income was basically stable during this period because the higher volume of loans outstanding offset the lower interest rates during the period.

          Provision for Loan Losses

      1st Quarter 2003. For the three-month period ended March 31, 2003, provisions for loan losses were $8.8 million, representing an increase of $0.7 million, or 8.0%, over the provisions for loan losses of $8.1 million taken in the corresponding period in 2002.

      2002, 2001, and 2000. In 2002, our loan loss provision was $41.5 million, an increase of 7.1% from our provision of $38.8 million in 2001. Our 2001 provision, however, was a decrease of 18.8% from the $47.8 million provision we took in 2000. The resulting allowances for loan losses as a percentage of the loan portfolio were 3.2% for 2002, 3.2% for 2001 and 3.4% for 2000.

      The provisions in the periods described above reflect management’s estimates for both general and specific provisions. The specific provision is related to loans that have been adversely classified. The calculation of the amount set aside as the general provision is based on the sovereign ratings of the stockholder countries and their related probabilities of default, as provided by the major rating agencies, adjusted to take into account CAF’s privileges and immunities within the Andean region. The specific provision is calculated using the following methods: the present value of expected cash flows discounted at the loan’s effective interest rate, the estimated fair value of collateral that may be held, and the observable market value of the loan.

          Non-Interest Income

      Our non-interest income consists principally of commissions, dividends and equity in earnings of investees and other income, less impairment charges for equity investments.

      1st Quarter 2003. For the three-month period ended March 31, 2003, non-interest income was $6.9 million, representing an increase of $1.4 million, or 25.5%, over non-interest income of $5.5 million for the corresponding period in 2002. This increase was primarily attributable to an increase in commissions. For the three-month period ended March 31, 2003, commissions were $5.8 million, representing an increase of $1.4 million, or 32.1%, over commissions of $4.4 million for the corresponding period in 2002. These increases resulted principally from an increase in the size of our portfolio.

      2002, 2001, and 2000. For the year ended December 31, 2002, our total non-interest income was $31.3 million, representing an increase of $18.1 million, or 136.0%, over total non-interest income of $13.3 million for the year ended December 31, 2001, which in turn represented a decline of $1.0 million, or 6.9%, over total non-interest income of $14.3 million for the year ended December 31, 2000. These movements in our total non-interest income resulted principally from larger impairment charges for equity investments in 2001. These charges comprise portions of equity investments in companies and portions of equity investments in investment funds.

      Equity investments in which CAF has a participation of less than 20% of the investee’s equity are required to be recorded at cost according to U.S. GAAP. Also, management is required to assess the value of these investments and determine whether any value impairment is other than temporary or temporary. Impairment charges must be taken once management has determined that the loss of value is other than temporary. As a result of the analysis of these equity investments, management determined impairment charges as follows: $5.1 million in 2002, $14.2 million in 2001 and $6.3 million in 2000. These impairment charges represented 4.3%, 11.9% and 4.8% of our equity investments at December 31, 2002, 2001 and 2000, respectively.

      The impairment charges were distributed as follows according to the type of investment:

	2002	2001	2000

Single companies	$3,527,738	$8,144,480	$6,254,744
Investment funds	$1,534,031	$6,099,473	—

Total	$5,061,769	$14,243,953	$6,254,744

      For the year ended December 31, 2002, commissions were $30.9 million, representing an increase of $8.9 million, or 40.7%, over commissions of $21.9 million for the year ended December 31, 2001, which in turn represented an increase of $7.2 million, or 49.7%, over commissions of $14.7 million for the year ended

December 31, 2000. These are commissions charged to public sector and private sector borrowers for medium- and long-term loans.

      In part, the increase in commissions reflects an increase in commissions charged for Partial Credit Guarantees (see “Other Activities”) and A/B loans, as well as by the increase in our lending operations.

          Non-Interest Expenses

      Our non-interest expenses consist principally of commissions and administrative expenses, with the latter representing approximately 75.8% of total non-interest expenses.

      1st Quarter 2003. For the three-month period ended March 31, 2003, non-interest expenses was $11.4 million, representing an increase of $2.0 million, or 21.7%, over non-interest expenses of $9.3 million for the corresponding period in 2002. Commission expenses increased from $1.3 million to $2.0 million, an increase of 57.8%, due to increased borrowing activity. Administrative expenses of $8.3 million, representing 73.3% of total non-interest expenses, were $0.5 million, or 6.1%, higher than the $7.9 million in administrative expenses for the corresponding period in 2002. Our general and administrative expenses as a percentage of total average assets decreased from an annualized level of 0.5% during the three-month period ended March 31, 2002 to 0.4% for the corresponding period in 2003.

      2002, 2001, and 2000. For the year ended December 31, 2002, our total non-interest expenses were $43.3 million, representing an increase of $0.5 million, or 1.1%, over total non-interest expenses of $42.8 million for the year ended December 31, 2001, which in turn represented an increase of $2.7 million, or 6.7%, over the total non-interest expenses of $40.1 million for the year ended December 31, 2000.

      Commission expenses increased by 7.3% in 2002 and 5.8% in 2001 due to increased borrowing activity. For the year ended December 31, 2002, administrative expenses were $32.8 million, or 0.5% of our total average assets, representing a decrease of $1.8 million over administrative expenses for the year ended December 31, 2001. For the year ended December 31, 2001, administrative expenses were $34.6 million, or 0.5% of total average assets, representing an increase of $1.5 million over administrative expenses of $33.1 million for the year ended December 31, 2000. These movements resulted largely from the impact of local currency expenses in Venezuela. Nevertheless, over the period between December 31, 2000 and December 31, 2002, our general and administrative expenses decreased as a percentage of our total average assets.

Balance Sheet

          Total Assets and Liabilities

      1st Quarter 2003. At March 31, 2003, our total assets were $7.6 billion, the same as at December 31, 2002. At March 31, 2003, our total liabilities were $5.5 billion, the same as at December 31, 2002.

      2002 and 2001. At December 31, 2002, our total assets were $7.6 billion, representing an increase of $779.4 million, or 11.5%, over total assets of $6.8 billion as of December 31, 2001. The growth in our total assets principally reflects the general expansion of our lending operations. See “Operations of CAF”. At December 31, 2002, our total liabilities were $5.5 billion, representing an increase of $551.3 million, or 11.1%, over total liabilities of $5.0 billion as of December 31, 2001.

      The growth in our liabilities over the periods described above reflects principally our issuance of long-term debt securities in the international capital markets to fund growth in our operations.

Asset Quality

          Overdue Loans

      1st Quarter 2003. At March 31, 2003, the total principal amount of our overdue loans was $1.1 million (not including non-accrual loans in overdue status).

      2002 and 2001. At December 31, 2002 and December 31, 2001, we did not have any overdue loans (in each case, not including non-accrual loans in overdue status).

          Non-Accrual Loans

      1st Quarter 2003. At March 31, 2003, the total principal amount of our non-accrual loans was $12.4 million, or 0.21% of the total loan portfolio, representing a decrease of $16.9 million as compared to $29.3 million at December 31, 2002. The decrease reflects the restructuring of one private sector loan in Venezuela and write-offs in the amount of $3.2 million. At March 31, 2003, the non-accrual loans consisted of loans to four private sector borrowers in Colombia, Peru and Venezuela.

      2002 and 2001. At December 31, 2002, the total principal amount of our non-accrual loans was $29.3 million, or 0.48% of the total loan portfolio, representing a decrease of $4.4 million as compared to $33.8 million at December 31, 2001. At December 31, 2002, our loans in non-accrual consisted of loans to five private sector borrowers in Ecuador, Peru and Venezuela.

          Impaired Loans

      Until 2002, we classified some loans as impaired that did not meet our criteria for classification as non-accrual loans. As of 2002, impaired loans represent 100% of the total principal amount of non-accrual loans. For a discussion of our policies on classification of loans as non-accrual, see “Operations of CAF — Asset Quality”.

      1st Quarter 2003. At March 31, 2003, the total principal amount of impaired loans (representing 100% of the principal amount of non-accrual loans) was $12.4 million, or 0.21% of the total loan portfolio.

      2002 and 2001. At December 31, 2002, the total principal amount of impaired loans (including the total principal amount of non-accrual loans) was $29.3 million, or 0.48% of the total loan portfolio, representing a decrease of $36.0 million as compared to $65.3 million at December 31, 2001.

          Restructured Loans

      1st Quarter 2003. At March 31, 2003, the total principal amount of outstanding restructured loans was $67.9 million, or 1.1% of the total loan portfolio. The total amount represented loans to ten private sector borrowers in Ecuador, Peru and Venezuela.

      2002 and 2001. At December 31, 2002, the total principal amount of outstanding restructured loans was $68.7 million, or 1.1% of the total loan portfolio. The total amount represented loans to ten private sector borrowers in Ecuador, Peru and Venezuela. This represented a decrease over the total principal amount of outstanding restructured loans at December 31, 2001, which was $88.2 million, or 1.6% of the total loan portfolio.

          Loan Write-offs and Recoveries

      1st Quarter 2003. A total of $3.2 million of principal amount of two loans was written off in the first three months of 2003, representing an increase of $1.1 million, or 49.4%, compared to total write-offs of $2.2 million in the first three months of 2002. Of the $22.8 million written off in 2002, $18.0 million was attributable to private sector borrowers in Venezuela. We booked recoveries of $56.0 thousand and $19.0 thousand during the first three months of 2003 and 2002, respectively.

      2002 and 2001. A total of $22.8 million of the principal amount of eight loans was written off in 2002, representing an increase of $7.2 million, or 46.3%, compared to total write-offs of $15.6 million in 2001. These write-offs comprise portions of the non-accrual loans referred to above. We booked recoveries of $728,000 and $64,000 during 2002 and 2001, respectively.

      See “Operations of CAF — Loan Portfolio” for details regarding the distribution of our loans by country and economic sector.

Off-Balance Sheet Transactions

      We enter into off-balance sheet arrangements in the normal course of our business to facilitate our business and objectives and reduce our exposure to interest rate and foreign exchange rate fluctuations. These arrangements, which may involve elements of credit and interest rate risk in excess of amounts recognized on our balance sheet, primarily include (1) credit agreements subscribed and pending disbursement, (2) lines and letters of credit for foreign trade and (3) partial credit guarantees of member country obligations. For further discussion of these arrangements, see Note 17 (“Commitments and Contingencies”) to our audited financial statements.

Liquidity

      CAF seeks to ensure adequate liquidity by maintaining liquid assets greater than the higher of:

(1)	45% of total undisbursed project loan commitments; and

(2)	35% of the sum of our next 12 months’

(a)	estimated debt service, plus

(b)	estimated project loan disbursements.

      Our investment policy requires that at least 80% of our liquid assets be held in the form of investment grade instruments. The remaining portion may be invested in unrated or non-investment grade instruments. At December 31, 2002, our liquid assets consisted of $1.4 billion of cash, time deposits and securities, of which 94.9% was invested in investment grade instruments. 91.1% of our liquid assets was invested in time deposits in financial institutions or securities rated “A” or better by a U.S. nationally recognized rating organization, as compared to $1.2 billion and 87.3% at December 31, 2001, respectively. At March 31, 2003, our liquid assets consisted of $1.5 billion of cash, time deposits and securities, of which 95.1% was invested in investment grade instruments. At March 31, 2003, $1.4 billion, or 92.5% of our liquid assets, was invested in time deposits in financial institutions or securities rated “A” or better by a U.S. nationally recognized rating organization, as compared to $1.2 billion and 87% at March 31, 2002. Our investment policy emphasizes security and liquidity over yield.

Strategy and Capital Resources

      Our business strategy is to provide financing for projects, trade and investment in the Andean Community countries. Management expects our assets to grow in the future, which will increase our need for additional funding; likewise, maturing debt obligations will need to be replaced. In addition to scheduled capital increases, management anticipates a need to increase funds raised in the international capital markets, as well as to increase borrowings from multilateral and other financial institutions. While the substantial majority of our equity will continue to be held by Andean Community countries, we intend to continue offering equity participation to countries outside the Andean Community through the issuances of Series “C” shares to such countries. See “Capital Structure”.

      In 2001, Argentina signed an agreement with CAF to become a Series “C” stockholder. In 2003, the Argentine government approved Argentina’s subscription to paid-in capital of $25.0 million and, in April 2003, made its initial payment of $8.3 million. The balance is due in two equal annual installments. In September 2002, the Spanish government approved Spain’s subscription to paid-in capital of $100.0 million and callable capital of $200.0 million. In January 2003, Spain made its initial payment of $33.3 million and the balance will be due in two equal annual installments. In 2001, Uruguay subscribed to paid-in capital of $5.0 million, of which it paid installments of $1.7 million in each of 2002 and 2003. The final installment is due in 2004. Also in 2002, Uruguay subscribed to additional paid-in capital of $15.0 million, which is payable in semi-annual installments beginning in June 2003.

      We intend to continue our programs to foster sustainable growth within the Andean Community countries, and to increase our support for the private sector within our markets, either directly or through financial intermediaries. See “Operations of CAF” below.

OPERATIONS OF CAF

      CAF’s purpose is to foster and promote economic development within the Andean Community countries through the efficient use of financial resources in conjunction with both private sector and public sector entities. To accomplish our objective, we primarily engage in short, medium and long-term loans and guarantees. In addition, we make limited equity investments in companies in the Andean Community, provide technical and financial assistance in the Andean Community to promote economic development and integration, and provide administrative services for certain regional funds.

      CAF also provides lending for projects in non-regional stockholder countries, including but not limited to projects that promote trade or integration with Andean Community countries.

Business Management of CAF

      Our business management is divided into two broad functions: client relationship management and financial management.

     Client Relationship Management

      Our client relationship management function is conducted by a group of relationship managers and sector and product specialists who are responsible for the development, structuring, appraisal and implementation of our lending activities. Clients are identified through direct contact, referrals from our representative offices and referrals from third parties such as stockholders, multilateral institutions, international financial institutions and other clients.

      In 1999, in order to sharpen our client focus on both a country-by-country and a product-by-product basis, we made some structural changes to our client relationship management. Our client relationship management function is currently fulfilled by five departments, each headed by a Vice President. These departments are:

•	Development Strategies, which is responsible for developing strategies and initiatives within the corporation’s mission and objectives;

•	Country Business Coordination, which is responsible for our relationships with governments, public sector corporations and financial institutions and for the development of a global approach to business activities in each of the member countries;

•	Infrastructure, which is responsible for the financing of infrastructure projects and project finance;

•	Industry and Financial Institutions, which is responsible for our relationships with private sector corporations and private sector and public sector financial institutions, and for our investment banking activities; and

•	Investment Banking and Financial Advisory Services, which is responsible for developing investment banking strategies and activities in conjunction with other departments.

      The client relationship management group is also responsible for reviewing and developing lending policies and procedures and for monitoring the quality of the loan portfolio on an ongoing basis. In these duties, the client management group is assisted by our Credit Administration Office and our Risk Management Office.

     Financial Management

      Our financial management group is responsible for managing our funded debt as well as our liquid assets. This group is responsible for developing, structuring, appraising and implementing our borrowing activities. It is also responsible for reviewing and developing policies and procedures for the monitoring of our financial well being and for the proper management of liquidity. The financial management group is headed by the Vice President of Finance.

      The asset distribution group is a part of the financial management group, and it has two basic responsibilities:

(1)	structuring A/ B loan transactions in which we loan a portion of the total amount and other financial institutions loan the remainder; and

(2)	selling loans to international banks interested in increasing their exposure in the Andean region.

      The staff of our financial management group works in close coordination with our client relationship managers. Our client management group and financial management group are supported by the financial control and budget, human resources, systems and legal departments.

Loan Portfolio

      We extend medium-term and long-term loans to finance both public sector and private sector projects in the Andean Community countries, either directly to a project or through a financial intermediary in an Andean Community country that lends the funds to the appropriate project; to a lesser extent, we also provide loans to finance trade by and among the members of the Andean Community countries. Loans may be used for any component of a project, subject to exceptions relating to, among other things, the acquisition of land and the payment of taxes. We endeavor to concentrate our lending activities on national and multinational economic development projects, especially those involving electricity, gas and water supply, transport or communications in two or more countries in the Andean Community and those that generate foreign exchange.

      We provide credit lines to financial institutions in the Andean Community countries. The purpose of these credit lines is to enable these institutions to finance projects that fall within our overall objectives, but that are not sufficiently large to justify our being directly involved in the project. The relevant financial institutions are thereby provided with funds that enable them to strengthen their financial resources within parameters previously agreed to with us. Under such multisectoral credit lines, we take the credit risk of the financial intermediary and also have recourse to the underlying borrowers. The financial intermediaries are responsible for repayment of their loans from us regardless of whether the underlying borrower repays the financial intermediary.

      We endeavour to strengthen trade by and among Andean Community countries and to assist companies in the Andean Community to access world markets. Our trade-financing activities are complementary to those of the export credit agencies of Andean Community countries because we finance qualifying import or export operations, whereas those agencies generally are limited to providing financing only for goods exported from the respective countries. Through trade-financing, we finance the movement of merchandise. We also provide credit support to trade activities through the confirmation of letters of credit in situations where the issuing local bank would not be perceived as sufficiently creditworthy by financial institutions in the beneficiary’s country.

      In 1997, we began making a portion of our loans through an “A/B” loan program. The “A” portion of the loan is made directly to the borrower by us. Under the “B” portion, banks provide the funding and assume the credit risk. Because we act as the lender of record, however, the borrower receives a lower interest rate than is generally available in the commercial markets. The lower interest rate is a result, among other factors, of the reduced inherent risk resulting from our status as a multilateral financial institution.

      Our loan pricing is typically based on its cost of funds plus a spread to cover operational costs and credit risks. All sovereign-risk loans are made at the same spread for comparable maturities. Generally, our loans are made on a floating interest rate basis. Under certain exceptional circumstances, loans may be made at fixed interest rates, provided that the corresponding funding is obtained at fixed interest rates. Loans approved prior to June 1989 were extended at interest rates that were fixed at the time of disbursement. We generally charge a loan origination fee equal to 1% of the total loan amount and a commitment fee equal to 0.75% per annum on undisbursed loan balances. Substantially all loans are denominated in U.S. dollars.

      Our policies generally require that loans to public sector entities have the benefit of sovereign guarantees. Exceptions have been made for a few highly-capitalized entities. Loans to private sector entities other than banks generally must have the benefit of bank or other guarantees, or other collateral acceptable to us.

      During the three-year period ended December 31, 2002, our total assets grew at a compound average annual rate of 13.9%, in part reflecting the economic growth in most of the Andean Community countries. At

December 31, 2002, our total assets were $7.6 billion, of which $6.1 billion (79.9%) were disbursed and outstanding loans. At December 31, 2002, the “B” loan portion of our “A/B” loan transactions totaled $628.9 million. The tables on loan exposure that follow reflect only the “A” portion of the respective “A/B” loan transactions since we only assume the credit risk of the “A” loan portion. During this three-year period, our lending portfolio grew at a compound average annual rate of 16.4%. Our management expects further loan growth to be funded by additional borrowings and deposits, retained earnings and planned capital increases.

Loans to Public and Private Sector Borrowers

      Our total loan portfolio outstanding, classified by public sector and private sector borrowers, was as follows:

	At December 31,

	2000	2001	2002

	(in U.S.$ millions)
Public Sector	3,512.2	4,444.3	5,136.9	84.7%
Private Sector	966.0	1,008.3	925.7	15.3%

	4,478.2	5,452.6	6,062.6	100%

Fair value adjustments on hedging activities	—	2.5	(0.2)

Total	4,478.2	5,455.2	6,062.4

      The percentage of our total loan portfolio represented by public sector loans increased between 2000 and 2002 from 78.4% to 84.7%. The general increase reflects our greater emphasis on long-term public sector project lending. Management expects the proportion of public sector and private sector loans to remain approximately constant with 2002 levels during 2003.

Loans by Borrowing Country

      Our total loan portfolio outstanding, classified on a country-by-country basis, according to the location of the borrower, was as follows:

	At December 31,

	2000	2001	2002

	(in U.S.$ millions)
Bolivia	411.1	519.8	662.1	10.9%
Colombia	1,215.1	1,303.7	1,502.4	24.8%
Ecuador	948.8	1,116.8	1,120.2	18.5%
Peru	642.8	1,082.1	1,278.7	21.1%
Venezuela	882.9	1,041.0	1,072.6	17.7%
Other(1)	377.5	389.2	426.5	7.0%

	4,478.2	5,452.6	6,062.6	100.0%

Fair value adjustments on hedging activities	—	2.5	(0.2)

Total	4,478.2	5,455.2	6,062.4

(1)	Principally loans outside the Andean Community countries.

Loans Approved and Disbursed by Country

      Our loan approval process is described under “Credit Policies”. After approval, disbursements of a loan proceed in accordance with the contractual conditions of the loan agreement.

      Set forth below is a table of the amount of loans approved and loans disbursed, classified by country, for each of the years indicated:

	Approved			Disbursed(1)

	2000	2001	2002	2000	2001	2002

	(in U.S.$ millions)
Bolivia	342.8	464.0	502.8	149.6	269.0	363.5
Colombia	773.2	819.1	749.1	817.9	187.5	340.1
Ecuador	398.0	356.3	406.2	235.0	370.8	220.8
Peru	451.0	650.1	498.8	361.8	697.5	411.4
Venezuela	271.4	738.5	762.3	108.2	381.3	310.9
Other(2)	87.0	169.1	370.8	145.9	104.8	164.1

Total	2,323.4	3,197.1	3,290.0	1,818.4	2,011.2	1,810.8

(1)	Includes short-term loans in the amounts of $350.0 million, $327.7 million and $291.0 million, respectively, for each of the years in the three year period ended December 31, 2002.

(2)	Loans outside the Andean Community countries, of which $260.0 million was approved and $100.4 million disbursed to entities in Brazil in 2002.

      Because loans are generally disbursed over a three-year period, the more recent increases in outstanding loans reflect the more efficient approval process established in 1999, as well as the cumulative approvals of previous years.

      During the three years ended December 31, 2002, the growth rate of loans by country was as follows: Bolivia, 26.9%; Colombia, 11.2%; Ecuador, 8.7%; Peru, 41.0%; and Venezuela, 10.2%. The growth of the loan portfolio during the three-year period reflects increases in loan approvals as a result of the region’s economic growth during the period and our increased share of infrastructure financings in the region.

      The substantial increase in loans to Peru from December 31, 2000 to December 31, 2002 reflects the disbursement of facilities granted to the government of Peru to finance investments in infrastructure and to support the financial system.

      During the three-year period described above, loans to non-Andean Community countries increased by 13.0% as a result of an increase in the number of non-Andean Community countries holding Series “C” shares as described under “Capital Structure — General”. To date, our loans in non-Andean Community countries have primarily been to Brazilian borrowers. Management expects loans to non-Andean Community countries to increase.

      We anticipate that growth in our lending will be moderate in the medium-term because the amount of new loan approvals is expected to level off.

Distribution of Loans by Industry

      At December 31, 2002, our loan portfolio outstanding was distributed by industry as follows:

							Total by	% of
	Bolivia	Colombia	Ecuador	Peru	Venezuela	Others	Sector	Total

	(in U.S.$ millions)
Agriculture, hunting and forestry	4.1	110.3	9.4	169.9	25.0	0.0	318.7	5.3%
Exploitation of mines and quarries	4.0	0.0	0.0	0.0	0.0	0.0	4.0	0.1%
Manufacturing industry	16.7	65.6	42.6	45.6	80.6	0.0	251.1	4.1%
Supply of electricity, gas and water	59.7	197.4	317.2	85.6	399.6	103.2	1,162.7	19.2%
Transport, warehousing and communications	240.5	461.3	318.7	237.7	298.4	278.8	1,835.4	30.3%
Financial intermediaries(1)	312.9	335.2	292.5	48.9	55.9	44.7	1,090.1	18.0%
Social and other infrastructure programs	20.2	330.6	108.9	673.0	206.9	0.0	1,339.5	22.1%
Other activities	4.0	2.0	30.9	18.0	6.2		61.1	1.0%

Total	662.1	1502.4	1,120.2	1,278.7	1,072.6	426.7	6,062.6	100.0%

(1)	Multisectoral credit lines to public sector development banks, private banks and other institutions.

Maturity of Loans

      At December 31, 2002, our outstanding loans were scheduled to mature as follows:

	2003	2004	2005	2006	2007	2008-2016

	(in U.S.$ millions)
Principal amount	757.7	741.6	707.0	813.6	765.2	2,277.5

Ten Largest Borrowers

      The following table sets forth the aggregate principal amount of loans to our ten largest borrowers, and the percentage such loans represented of the total loan portfolio, at December 31, 2002:

		As a Percentage
		of Total Loan
Borrower	Amount	Portfolio

	(in U.S.$ millions)
Republic of Peru	1,184.2	19.5%
Republic of Colombia	1,062.1	17.5%
Republic of Ecuador	922.8	15.2%
Republic of Venezuela	911.7	15.0%
Republic of Bolivia	465.7	7.7%
Nacional Financiera Boliviana (Bolivia)(1)	100.0	1.6%
Corporación Financiera Nacional (Ecuador)(2)	96.7	1.6%
Petrobras (Brazil)(3)	85.0	1.4%
Financiera Energética Nacional (Colombia)(4)	81.3	1.3%
Transportadora Brasilera Gasoducto (Brazil)(5)	80.0	1.3%

(1)	Government owned financial intermediary.

(2)	Financial intermediary with a sovereign guarantee with respect to infrastructure, industrial and commercial development loans.

(3)	Government owned oil company.

(4)	Government owned financial intermediary with respect to energy sector loans.

(5)	Company related to the Bolivia-Brazil gas pipeline.

Selected Projects

      Set out below are examples of projects approved by CAF during 2002 and the respective loan approval amounts.

     Bolivia

      Republic of Bolivia — $100 million loan for improvement of conditions of Santa Cruz-Puerto Suarez road. This road is an important corridor for Bolivia’s international commerce with Brazil, Peru, and Chile

      Republic of Bolivia — $200 million loan program for the development and improvement of rural and agricultural infrastructure throughout the country.

      Transporte de Hidrocarburos S.A. — $88 million A/B loan to finance increase of gas transportation capacity for export to Brazil, the A and B portions of which are $50 million and $38 million, respectively.

     Colombia

      Republic of Colombia — $200 million loan program to finance social infrastructure projects.

      Republic of Colombia — $75 million loan for construction, improvements, and maintenance of Quito-Bogota-Caracas road corridor.

     Ecuador

      Republic of Ecuador — $100 million loan program to finance social infrastructure projects.

      Municipality of Guayaquil — $67 million loan to finance development and improvement of the city of Guayaquil’s public transportation system.

      Municipality of Quito — $50 million loan to finance development and improvement of the city of Quito’s road transportation system.

      Republic of Ecuador — $56 million loan to finance construction of bridge over the river Daule. This bridge will be an important factor in the development of that region of Ecuador.

          Peru

      Republic of Peru — $250 million loan program to finance social infrastructure projects.

      Republic of Peru — $110 million partial credit guarantee to facilitate Peru’s access to the international bond markets.

          Venezuela

      Bolivarian Republic of Venezuela — $200 million loan program to finance social infrastructure projects.

      Bolivarian Republic of Venezuela — $175 million loan program to finance modernization of water distribution and treatment.

      Bolivarian Republic of Venezuela — $100 million loan to the Caruachi II hydroelectric project. This project will become an important component of the national system for the distribution of electricity.

          Brazil

      Centrais Eletricas Brasileiras S.A. (ELETROBRAS) — $150 million A/B loan to finance part of the National Energy Emergency Program, the A and B portions of which are $30 million and $120 million, respectively.

          Uruguay

      Republic of Uruguay — $25 million loan program for the improvement of conditions of road transportation system.

Other Activities

     Treasury Operations

      Our investment policy requires that at least 80% of our liquid assets be held in the form of investment grade instruments. The remaining portion may be invested in unrated or non-investment grade instruments. At December 31, 2002, our liquid assets consisted of $1.4 billion of cash, time deposits and securities, of which 50.3% consisted of cash and time deposits.

     Equity Shareholdings

      We may acquire equity shareholdings in new or existing companies within the Andean Community countries, either directly or through investment funds focused on Latin America. Our equity participation in any one company is limited to 1% of our total stockholders’ equity. Our policies do not permit us to be a company’s largest individual stockholder. In addition, the aggregate amount of our equity investments cannot exceed 10% of our total stockholders’ equity. At December 31, 2002, the carrying value of our equity investments totaled $117.2 million, representing 5.7% of our total stockholders’ equity. As of December 31, 2002, 86.5% of our equity portfolio was held through investment funds.

     Credit Guarantees

      We have developed our credit guarantee product as part of our role of attracting international financing for our member countries. As such, we may offer guarantees of private credit agreements or we may offer public guarantees of obligations of the securities of third party issuers. We generally offer only partial credit guarantees with the intention that private lenders or holders of securities share the risk along with us.

      The emphasis of the credit guarantees is to aid in the financing of public sector projects, though we do not have any internal policies limiting our credit guarantees to public sector projects. Also, although we generally intend to guarantee approximately 25% of the financing for a given project, we may guarantee up to the full amount of the financing, subject to our other credit policies. Our internal policies limit the aggregate outstanding amount of our credit guarantees to a maximum amount equivalent to 20% of our net worth. The amount of credit guarantees outstanding was $100 million as of December 31, 2001, representing the guarantee of one public sector project in Colombia, and $183.3 million as of December 31, 2002, reflecting an additional $83.3 million guarantee of a second public sector project in Colombia.

     Promotion of Regional Development

      As part of our role in advancing regional integration, we evaluate on an ongoing basis new investment opportunities intended to benefit the Andean Community countries. We also provide technical and financial assistance for the planning and implementation of binational and multinational projects, help obtain capital and technology for these projects and assist companies in developing and implementing modernization, expansion and organizational development programs.

Fund Administration

      At December 31, 2002, we acted as fund administrator for several funds, comprising $62.1 million in the aggregate, funded by third parties and by our stockholders.

      These funds are funded through allocations made each year by the stockholders from our prior year’s net income. In 2002, 2001 and 2000, stockholders allocated to these funds $19.1 million, $26.0 million, and $14.5 million from the net income of 2001, 2000 and 1999, respectively. These funds are not part of our accounts.

      At December 31, 2002, the principal funds were the Technical Co-operation Fund, the Fund for Human Development, the Compensatory Financing Fund, the HIPC Fund for Bolivia and the Fund for the Development of Small and Medium Enterprises.

     Technical Co-operation Fund

      At December 31, 2002, the Technical Co-operation Fund had a balance of $13.8 million. The purpose of this fund is to finance research and development studies that may lead to the identification of project investment opportunities and also, on occasions, to provide grants, that are typically less than $100,000 each, to facilitate the implementation of those projects.

     Fund for Human Development

      At December 31, 2002, the Fund for Human Development had a balance of $19.8 million. This fund is devoted to assist projects intended to promote sustainable development and that provide certain social or developmental benefits.

     Compensatory Financing Fund

      At December 31, 2002, the Compensatory Financing Fund had a balance of $19.2 million. This fund was created to provide interest rate compensation when a project providing social or developmental benefits is otherwise unable to sustain market interest rates.

     HIPC Fund for Bolivia

      The debt reduction initiative for Heavily Indebted Poor Countries (“HIPC”) has the purpose of increasing the resources of beneficiary countries to accelerate reform by reducing their external debt. At December 31, 2002, the HIPC Fund for Bolivia had a balance of $0.2 million. This fund was created as part of the application of the World Bank’s HIPC initiative for Bolivia.

     Fund for the Development of Small and Medium Enterprises

      At December 31, 2002, the Fund for the Development of Small and Medium Enterprises had a balance of $8.1 million. The purpose of this fund is to finance and, in general, support initiatives that aid the development of an entrepreneurial class in the region.

Credit Policies

      The CAF Treaty limits the total amount of disbursed and outstanding loans, guarantees and equity investments to 4.0 times stockholders’ equity. The actual ratio on December 31, 2002 was 3.1 times equity. The guidelines of the Basle Committee on Supervisory Practices and Banking Regulations require a capitalization ratio, defined as stockholders’ equity divided by risk-weighted assets plus risk-weighted off-balance sheet items, of not less than 8% for those institutions to which those guidelines are applicable. Our policy requires this capitalization ratio to be at least 30%. Our actual capitalization ratio was 31.3% on December 31, 2002.

      We apply commercial banking standards for credit approvals and maintain policies and procedures regarding risk assessment and credit policy. Relationship managers perform an initial screening of each potential client and transaction to ensure that the proposed extension of credit falls within our policies. Proposed project loans are evaluated in accordance with our Operational Policies, which set out detailed eligibility and evaluation guidelines. Loans to a private sector borrower are approved taking into consideration both the individual loan and the total exposure to the borrower.

      The Credit Committee recommends approvals of loans. The members of the Credit Committee are the Business Vice Presidents, the Chief Legal Counsel and the Heads of Credit Administration and Risk Administration. The committee is chaired by the Head of Credit Administration. The Executive President, upon the recommendation of the Credit Committee, may approve loans of up to $25.0 million and equity investments of up to $5.0 million. In excess of these amounts, loans of up to $40.0 million and equity investments of up to $10.0 million require the approval of the Executive Committee of our Board of Directors. Loans in excess of $40.0 million and equity investments in excess of $10.0 million require the approval of our Board of Directors.

      Our policies also impose limitations on loan concentration by country and by type of risk. Loans to entities in any one Andean Community country may not exceed either 30% of our loan portfolio or 100% of our stockholders’ equity. Aggregate loans to entities in any non-Andean Community country currently may not exceed eight times the total of such country’s paid-in capital contribution to us plus any assets entrusted by the country to us under a fiduciary relationship. This limit does not apply to trade loan financing with Andean Community countries. Additionally, no more than four times the country’s paid-in capital contribution to us plus any assets entrusted to us under a fiduciary relationship may be committed to operations essentially national in character. The same limitation applies to our total loan portfolio in relation to our stockholders’ equity. Loans to a public sector or mixed-capital entity not considered a sovereign risk are limited in the aggregate to 15% of our stockholders’ equity, and loans to any private sector entity are limited in the aggregate to 10% of our stockholders’ equity.

      Operations in which we extend credit to entities in Series “C” stockholder countries outside the Andean Community must generally be related to activities of such entities in, or related to, countries of the Andean Community. The aggregate total of outstanding loans to entities in such countries for purely local activities may not exceed four times the amount of paid-in capital contributed by that country.

      Our policies permit us to provide up to 70% of the total project costs with respect to loans made to public sector entities that are considered a sovereign risk and that do not fund themselves out of their own revenues, except that we may provide up to 80% of the total project costs for projects characterised as being of social benefit.

      Loans to public or private entities that fund themselves out of their own revenues may not exceed 40% of project costs, except that we may provide up to 60% of project costs in the case of loans made to finance the expansion of existing facilities. Limited-recourse financing loans may not exceed 30% of project costs. In practice, however, we typically limit our loans to a smaller percentage of total project costs and generally require a larger percentage of financial support by the borrower than required by the policies described above.

Asset Quality

      We classify a loan as overdue whenever payment is not made on its due date. We charge interest on the overdue payment from the due date and immediately suspend disbursements on all loans to the borrower and to any other borrowers of which the overdue borrower is a guarantor. The entire principal amount of a loan is placed in non-accrual status when collection or recovery is doubtful or when any payment, including principal, interest, fees or other charges in respect of the loan, is more than 90 days overdue in the case of a private sector loan or more than 180 days overdue in the case of a public sector loan. Interest and other charges on non-accruing loans are included in income only to the extent that payments have actually been received by us.

      Not including non-accrual loans, at December 31, 2002, we did not have any overdue loan principal. At that date, $29.3 million, or 0.48% of our total loan portfolio, was the total principal amount of loans in non-accrual status, representing a decrease of $4.4 million compared to December 31, 2001. At December 31, 2002, all non-accrual loans were related to private sector borrowers. The non-accrual loans consisted of five borrowers based in Ecuador, Peru and Venezuela that are in the process of restructuring their debts, including their debts to us. Our management is uncertain as to the future outlook of our outstanding loans to these borrowers. For the year ended December 31, 2002, $3.1 million of overdue interest and other charges in respect of non-accrual status loans was excluded from net income.

      Not including non-accrual loans, at December 31, 2001, we did not have any overdue loan principal. At that date, the total principal amount of loans in non-accrual status was $33.8 million, or 0.6% of our total loan portfolio, representing a decrease of $2.4 million compared to December 31, 2000. At December 31, 2001, all non-accrual loans related to private sector borrowers. The non-accrual loans consisted of eight borrowers based in Bolivia, Ecuador, Mexico, Peru and Venezuela that were in the process of restructuring their debts, including their debts to us. For the year ended December 31, 2001, $3.6 million of overdue interest and other charges in respect of non-accrual status loans was excluded from net income.

      At December 31, 2002, our total loan write-offs since our inception amounted to $117.2 million, of which $22.9 million, representing portions of loans made to nine borrowers, occurred in 2002. Since inception, we have not suffered any individually significant losses on our loan portfolio, although 10 loans, with a total outstanding amount of $68.7 million at December 31, 2002, involving private sector borrowers have been restructured. During the Latin American debt crisis of the l980s, none of our loans were rescheduled. Although our loans do not enjoy any legal preference over those of other creditors, we do enjoy a de facto preferred creditor status arising from our status as a multilateral financial institution and from the interest of our borrowers in maintaining their credit standing with us.

Quality of Loan Portfolio

      The following table shows our overdue loan principal, loans in non-accrual status, and the total allowance for loan losses and their percentages of our total loan portfolio at the respective dates indicated, as well as loans written-off during each period:

	Year Ended December 31,

	2000	2001	2002

	(in U.S.$ millions)
Total loan portfolio	4,478.2	5,455.2	6,062.4
Overdue loan principal	5.3	0.0	0.0
Loans in non-accrual status	36.2	33.8	29.3
Loans written-off during period	23.6	15.6	22.8
Allowance for loan losses	153.8	177.0	196.3
Overdue principal payment as a percentage of loan portfolio (excluding non-accrual loans)	0.12%	0.0%	0.0%
Non-accrual loans as a percentage of loan portfolio	0.81%	0.62%	0.48%
Allowance for loan losses as a percentage of loan portfolio	3.43%	3.24%	3.24%

      The CAF Treaty requires that at least 10% of our net income in each year be allocated to our mandatory reserve. In addition, we have a general reserve that can be used to cover contingent events and as a source of funding of last resort in the event of temporary illiquidity or when funding in the international markets is unavailable or impractical. At December 31, 2002, the mandatory reserve was $179.7 million, the general reserve was $464.3 million and the allowance for loan losses amounted to $196.3 million. At December 31, 2002, our reserves and allowance totaled $840.3 million.

      See “Capital Structure — Reserves”, for more information about our policies on reserves.

FUNDED DEBT

Funding Strategy

      We raise funds for operations both within and outside the Andean Community countries. Our strategy with respect to funding, to the extent possible under prevailing market conditions, is to match the maturities of our liabilities to the maturities of our loan portfolio. In order to diversify our funding sources and to offer potential borrowers a wide range of credit facilities, we raise funds through bond issues in both the Andean and the international capital markets. We also take deposits and obtain loans and credit lines from central banks, commercial banks and, to the extent of imports related to projects funded by us, export credit agencies.

      Within the Andean Community countries, we raise funds from central banks, financial institutions and by means of regional bond issues. Outside the region, we obtain funding from public sector development and credit agencies, from multilateral development banks, from various North American, European and Japanese commercial banks, from capital markets and from the U.S. and European commercial paper markets.

Sources of Funded Debt

      The breakdown of our outstanding funded debt, both within and outside the Andean Community countries, at each of the dates indicated below was as follows:

	At December 31,

	2000	2001	2002

	(in U.S.$ millions)
Within the Andean Community countries:
Term deposits	467.8	421.6	228.4
Bonds	150.4	162.8	261.7

	618.2	584.4	490.1
Outside the Andean Community countries Deposits, acceptances and advances, commercial paper, and Repurchase agreements	744.6	1,302.6	1,047.5
Loans and lines of credit(1)	495.3	511.7	463.7
Bonds	2,189.5	2,392.3	3,328.9

	3,429.4	4,206.6	4,840.1

	4,047.6	4,791.0	5,330.2
Fair value adjustments on hedging activities	—	7.5	(312.1)

Total	4,047.6	4,798.5	5,018.1

(1)	Includes borrowings from the Inter-American Development Bank.

Maturity of Funded Debt

      The breakdown of CAF’s outstanding funded debt, by instrument and maturity, at each of the dates indicated below was as follows:

	At December 31,

	2000	2001	2002

	(in U.S.$ millions)
Term deposits:
up to 1 year	517.8	528.2	228.4
Acceptances, advances and commercial paper and repurchase agreements: up to 1 year	694.6	1,195.9	1,047.5
Loans and lines of credit: up to 1 year	111.0	114.4	131.3
between 1 and 3 years	184.1	164.7	186.2
between 3 and 5 years	79.9	66.5	86.9
more than 5 years	120.3	158.8	59.1

	495.3	504.4	463.5
Bonds:
up to 1 year	302.9	315.9	489.9
between 1 and 3 years	805.9	1,031.8	1,393.6
between 3 and 5 years	1,059.4	743.1	323.3
more than 5 years	171.7	471.7	1,384.0

	2,339.9	2,562.5	3,590.8
Totals:
up to 1 year	1,626.3	2,154.4	1,897.1
between 1 and 3 years	990.0	1,196.5	1,579.8
between 3 and 5 years	1,139.3	809.6	410.2
more than 5 years	292.0	630.5	1,443.1

	4,047.6	4,791.0	5,330.2
Fair value adjustments on hedging activities	0.0	7.5	(312.1)

	4,047.6	4,798.5	5,018.1

      CAF’s borrowings are primarily U.S. dollar-based: 65.4% of its total borrowings, or 99.7% of borrowings after swaps, were denominated in U.S. dollars at December 31, 2002. The principal amount of non-U.S. dollar borrowings outstanding at December 31, 2002 included 31.3 billion Yen, 203.3 million Deutschmark 1,243.9 million Euro and 175.0 million Pounds Sterling; all of such non-U.S. dollar borrowings are swapped or otherwise hedged.

DEBT RECORD

      We have never defaulted on the payment of principal of, or premium or interest on, any debt security we have issued, and we have always met all of our debt obligations on a timely basis.

ASSET AND LIABILITY MANAGEMENT

      We reduce our sensitivity to interest rate risk by extending our loans on a floating rather than a fixed interest rate basis. As a result, at December 31, 2002, 95.6% of our outstanding loans were based on LIBOR and subject to interest rate adjustments at least every six months. The liabilities that fund these loans are also contracted at, or swapped into, floating interest rates. When we make loans at fixed interest rates, we also obtain the corresponding funding on a fixed interest rate basis.

      We require that counterparties with which we enter into swap agreements be rated “A” or better by two U.S. nationally recognised rating organisations. At December 31, 2002, we were party to swap agreements with an aggregate notional amount of $3.7 billion.

      We seek, to the extent possible under prevailing market conditions, to match the maturities of our liabilities to the maturities of our loan portfolio. At December 31, 2002, the weighted average life of our financial assets was 4.1 years and of our financial liabilities was 3.9 years. Based on our asset and liability structure at December 31, 2002, we have positive cumulative gap over a 10 year horizon. This positive gap denotes asset sensitivity, which means that decreases in the general level of interest rates should have a negative effect on our net financial income and, conversely, increases in the general level of interest rates should have a positive effect on our net financial income.

      Management of CAF expects the weighted average life of our financial assets to increase gradually, as we make more longer-term loans for infrastructure development and similar purposes. At the same time, management expects that the weighted average life of our liabilities will also increase as a result of its strategy of increasing our presence in the international long-term bond market as market conditions permit.

      At December 31, 2002, approximately 99.96% of our assets and 65.4% of our liabilities were denominated in U.S. dollars, with the remainder of our liabilities being denominated principally in Deutschmark, Euro, Yen and Pounds Sterlings, which liabilities were swapped. After swaps, 99.7% of our liabilities were denominated in U.S. dollars. Generally, funding that is contracted in currencies other than the U.S. dollar is swapped into U.S. dollars. In some cases, we extend our loans in the same non-U.S. dollar currencies as debt is incurred in order to minimise exchange risks. Our stockholders’ equity is denominated entirely in U.S. dollars.

      We do not trade derivatives for our own account. Under our asset-liability management policies, we enter into swap agreements to hedge interest rate and currency risks.

ADMINISTRATION

      We are governed and administered by the bodies and officials detailed below:

Stockholders’ General Meeting

      The stockholders’ general meeting is the ultimate decision-making body within CAF. Stockholders’ general meetings can be ordinary or extraordinary and are governed by the requirement for the presence of a quorum and compliance with other conditions set out in the treaty establishing CAF.

      Stockholders’ ordinary general meetings are held once a year, within 90 days of the close of the financial year, and are convened by the Executive President. The stockholders’ ordinary general meeting:

(1)	considers the Board of Directors’ annual report and our financial statements, receives the independent auditors’ report and allocates our net income;

(2)	elects the Board of Directors according to the treaty establishing CAF;

(3)	appoints external auditors;

(4)	determines compensation for the Board of Directors and the external auditors; and

(5)	may consider any other matter expressly submitted to it which is not within the purview of any other body of CAF.

      Stockholders’ extraordinary general meetings may be convened by resolution adopted at a stockholders’ ordinary general meeting, by the Board of Directors, by the Executive President, by any two Series “A” stockholders or by any stockholders representing at least 25% of paid-in capital. The stockholders’ extraordinary general meeting may:

(1)	increase, reduce or replenish our capital in accordance with the treaty establishing CAF;

(2)	dissolve CAF;

(3)	change the headquarters of CAF when the Board of Directors so proposes; and

(4)	consider any other matter that has been expressly submitted to it that is not within the purview of any other body of CAF.

      Resolutions before stockholders’ ordinary general meetings are passed by the votes of at least three Series “A” stockholders, together with a majority of the votes of the other shares represented at the meeting. Resolutions passed at stockholders’ extraordinary general meetings (including a decision to dissolve CAF) require the votes of four Series “A” stockholders, together with a majority of the votes of the other shares represented at the meeting, except for resolutions concerning modifications to the treaty establishing CAF, in which case an affirmative vote of all five Series “A” stockholders is required, together with a majority of the votes of the other shares represented at the meeting. In the event of adjournment for lack of a quorum, which consists of at least four Series “A” stockholders and a simple majority of the other stockholders, at either an ordinary or extraordinary general meeting, two Series “A” stockholders, plus a majority of the other shares represented at the meeting, may deliberate and approve decisions at a reconvened meeting.

Board of Directors

      Our Board of Directors is currently composed of 13 Directors, each of whom is elected for a term of three years and may be re-elected. Each of the five Series “A” stockholders is represented by one Director. Five Directors represent the governments or governmental institutions holding Series “B” shares and one Director represents the private financial institutions holding Series “B” shares. As of March 1, 2002, holders of Series “C” shares are entitled to elect two Directors, up from one Director. Our Board of Directors is responsible for:

(1)	establishing and directing our credit and economic policies;

(2)	approving our budget;

(3)	approving our borrowing limits;

(4)	approving credits granted by us in excess of a specified limit;

(5)	establishing or modifying internal regulations; and

(6)	appointing the Executive President.

      All of our Directors are non-executive. At the date of this prospectus, the composition of the Board of Directors was as follows:

      Directors (and their Alternates) representing Series “A” stockholders:

Bolivia	Javier Comboni (Roberto Camacho)	Minister of Finance (Vice Minister of Public Investment and External Financing)
Colombia	Roberto Junguito (Jorge Humberto Botero)	Minister of Property and Public Credit (Minister of Foreign Trade)
Ecuador	Enrique Espinel Rivadeneira (Ivonne Juez de Baki)	General Manager of Corporación Financiera Nacional (Minister of Foreign Trade, Industrialization and Fisheries)
Peru	Raúl Diez Canseco Terry (Javier Silva Ruete)	Minister of Foreign Trade and Tourism (Minister of Economics and Finance)
Venezuela	Tobías Nóbrega (Jorge Giordani)	Minister of Finance (Minister of Planning and Development)

      Directors (and their Alternates) representing the Series “B” stockholders:

Bolivia	Jorge Torres (Moira Paz)	Minister of Economic Development (Minister of Sustainable Development and Planning)
Colombia	Miguel Urrutia (Santiago Montenegro)	General Manager of Banco de la República (Director of the National Planning Department)
Ecuador	Mauricio Pozo (Mauricio Yépez)	Minister of Economics and Finance (Chairman of the Board of Banco Central del Ecuador)

Peru	Daniel Schydlowsky R. (Kurt Burneo Farfán)	Chairman of the Board Corporación Financiera de Desarrollo (COFIDE) (Peru’s state-owned development bank) (Minister of Economics and Finance, Vice Minister of Treasury)
Venezuela	Ramón Rosales (Nelson Merentes)	Minister of Production and Trade (President of BANDES, Venezuela’s Bank of Social and Economic Development)
Private Financial Institutions	Julio León Prado (Pedro Nel Ospina)	President of Banco Bisa de Bolivia (President of Banco Cafetero de Colombia)

      The Directors representing the Series “C” stockholders are Dante Coelho de Lima, Minister/Secretary of International Affairs of Brazil and Rodrigo de Rato y Figaredo, Second Vice President of the Government and Minister of the Economy for Spain. Their alternates are Eduardo Mapes, Director of Promotion for National Finance Investments of Mexico and Francisco de Paula Gutiérrez, President of the Central Bank of Costa Rica.

      The business address of each of the Directors listed above is Torre CAF, Piso 9, Avenida Luis Roche, Altamira, Caracas, Venezuela.

      Our Board of Directors annually elects a Chairman to preside over the meetings of the Board of Directors and the stockholders’ general meeting. Raúl Diez Canseco Terry is the current Chairman.

Executive Committee

      The Board of Directors delegates certain functions, including credit approvals within specified limits, to the Executive Committee. This Committee is composed of six Directors, one from each Andean Community country plus the Director representing the private financial institutions, and CAF’s Executive President, who presides over the Committee.

Executive President

      The Executive President is our legal representative and chief executive officer. He is empowered to decide all matters not expressly reserved to the stockholders’ general meeting, the Board of Directors or the Executive Committee. The Executive President is elected by the Board of Directors for a period of five years and may be re-elected.

      Our current Executive President, L. Enrique García, whose term expires in December 2006, was reelected for a third five year term in March of 2001. Before becoming our Executive President in December 1991, Mr. García was Minister of Planning and Coordination and Head of the Economic and Social Cabinet in his native Bolivia. Between 1989 and 1991, he represented Bolivia as Governor to the World Bank, the Inter-American Development Bank (“IADB”) and as a member of the Development Committee of the World Bank. He was also Chairman of the Board of Directors of CAF from 1990 to 1991. Previously, Mr. García held senior positions during a 17-year tenure at the IADB, including Treasurer.

Officers

L. Enrique García	Executive President
Luis Enrique Berrizbeitia	Executive Vice President
Lilliana Canale	Vice President of Country Business Coordination
Antonio Juan Sosa	Vice President of Infrastructure
Alfredo Solarte	Vice President of Industry and Financial Institutions
Fidel Jaramillo	Vice President of Development Strategies
Hugo Sarmiento	Vice President of Finance
Peter Vonk	Vice President of Investment Banking and Financial Advisory Services
Fernando Dongilio	Chief Legal Counsel

Employees

      At December 31, 2002, we employed 200 professional and 67 support staff. The senior positions of Executive Vice President, Vice President of Finance, Vice President of Country Business Coordination, Vice President of Infrastructure, Vice President of Industry and Financial Institutions and Vice President of Development Strategies are appointed by the Executive President, subject to ratification by the Board of Directors.

      Our management believes that the salaries and other benefits of our professional staff are competitive and that the local support staff are paid at levels above the prevailing local rates. Although we are not subject to local labor laws, we provide our employees with benefits and safeguards at least equivalent to those required under the law of the country where they normally work and reside. We offer technical and professional training opportunities through courses and seminars in Venezuela and abroad for our employees. Management considers its relationship with CAF’s employees to be good. There is no employee union and there have been no strikes in the history of CAF.

LITIGATION

      Litigation is currently pending against us in connection with the A/B loan made to Infonet, Redes de Informacion, C.A., a Venezuelan telecommunications company. The amount of the loan was $34.2 million, of which our credit exposure is $13.5 million. The loan is in default and we are attempting to foreclose on certain assets guaranteeing the loan. Guarantors have initiated an action seeking to prevent foreclosure on the assets and seeking unspecified damages. We intend to contest this action and we have sued the guarantors and the collateral agent for breach of contract. We do not believe the outcome of the action will have a material adverse effect on our financial condition or results of operations.

      Also, a claim has been filed against us and others in connection with loans made to Concesionaria DHM, S.A. (“DHM”), an Ecuadorian company, for the purposes of financing the rehabilitation and expansion of a toll road in Ecuador. The amount of the loan by us to DHM was $12,600,000, of which $3,210,000 was disbursed. DHM is alleging that we breached the loan agreement by failing to make additional disbursements and that, consequently, DHM suffered damages. The loan is currently in default. DHM is seeking judgment against us and the other defendants for damages in an amount not less than $150,000,000. We intend to contest this claim and do not believe the outcome of this claim will have a material adverse effect on our financial condition or results of operations.

THE ANDEAN COMMUNITY

      The Andean Community resulted from the Cartagena Agreement, which was signed on May 26, 1969 by the governments of the Republics of Bolivia, Chile, Colombia, Ecuador and Peru. The Republic of Venezuela joined the Andean Community under the terms of the Consensus of Lima dated February 13, 1973. Chile withdrew in 1977.

      The purpose of the Andean Community is to establish an economic union between member countries. In furtherance of this objective, certain commitments have been undertaken by its member states, such as coordination of member countries’ national development plans, gradual reduction of tariffs for trade between the member countries with a view to their elimination, common levels of tariff protection on imports from non-member countries and joint industrial policies for certain industrial sectors.

      The political and technical bodies created pursuant to the Cartagena Agreement are the Comisión del Acuerdo de Cartagena (the “Commission”), which represents the national interests of each of the member countries, and the Junta del Acuerdo de Cartagena, a technical body that submits proposals to the Commission and monitors implementation of the Commission’s decisions. The offices of both of these bodies are located in Lima, Peru.

      Certain of the following information has been extracted from publicly available sources. We believe that the information is accurate but we have not independently verified it.

      The region occupied by the Andean Community countries is bordered by the Atlantic Ocean on the northeast, the Caribbean Sea on the north and the Pacific Ocean on the west, and covers approximately 4.7 million square kilometers in Northern and Western South America, approximately 20% of the continent.

Selected Demographic and Economic Data*

      The following table presents selected demographic and economic data for the Andean Community countries for the years indicated:

	Bolivia	Colombia	Ecuador	Peru	Venezuela

Population (in millions)
2002	8.7	43.7	12.4	26.7	25.4
2001	8.5	43.0	12.2	26.1	24.8
2000	8.3	42.3	11.9	25.7	24.2
1999	8.1	41.6	11.7	25.2	23.7
1998	8.0	40.9	11.4	24.8	23.2
Life expectancy at birth (years)(1)
2000	63	72	70	69	73
1999	62	70	69	69	73
1998	62	70	70	69	73
GDP (U.S.$ in millions)(2)
2002	7,645	81,684	24,417	56,942	80,493
2001	7,942	82,410	21,024	54,250	120,481
2000	8,456	83,227	15,934	53,543	118,073
1999	8,324	86,186	16,674	51,677	97,260
1998	8,508	98,444	23,255	56,908	96,033
GDP per capita (U.S.$)(2)
2002	879	1,869	1,969	2,133	3,166
2001	934	1,917	1,723	2,077	4,857
2000	1,016	1,968	1,339	2,083	4,879
1999	1,023	2,072	1,425	2,051	4,104
1998	1,070	2,407	2,040	2,295	4,139
Gross reserves (excluding gold) (U.S.$ in millions)(3)
2002	854	10,454	1,008	9,598	11,929
2001	1,077	10,192	1,074	8,613	12,247
2000	1,085	9,004	1,180	8,180	15,656
1999	1,114	8,101	1,276	8,404	14,673
1998	1,064	8,740	1,698	9,184	13,598
Consumer price index growth(4)
2002	0.9%	6.3%	12.5%	0.2%	22.2%
2001	1.6%	8.0%	40.3%	2.0%	12.4%
2000	4.6%	9.2%	95.5%	3.8%	16.2%
1999	2.2%	10.9%	52.2%	3.5%	23.7%
1998	7.6%	18.7%	36.1%	7.3%	35.8%

	Bolivia	Colombia	Ecuador	Peru	Venezuela

Exports of Goods (f.o.b.) (U.S.$ in millions)
2002	1,319	12,285	5,192	7,688	26,219
2001	1,285	12,777	4,782	7,108	27,056
2000	1,246	13,620	5,057	7,034	33,035
1999	1,051	12,037	4,517	6,119	20,819
1998	1,104	11,480	4,319	5,757	17,576
Imports of Goods (f.o.b.) (U.S.$ in millions)
2002	1,520	12,153	6,196	7,426	12,280
2001	1,496	12,267	5,179	7,198	17,282
2000	1,610	11,090	3,657	7,351	15,491
1999	1,539	10,262	2,971	6,750	13,213
1998	1,759	13,930	5,353	8,222	15,105

*	Sources: Central Banks, the World Bank, the United Nations and national statistical agencies. Figures provided for 2002 are based on official preliminary information.

(1)	1998-1999 figures: this information is extracted from the United Nations Human Development Indicators produced by the Human Development Report office of the United Nations. 2000 figures: this information is extracted from the World Bank CD-ROM 2002.

(2)	Expressed in current U.S. dollars.

(3)	At December 31.

(4)	Average annual growth rates.

DESCRIPTION OF THE DEBT SECURITIES

      The following description sets forth certain general terms and provisions of the debt securities to which any prospectus supplement may relate. The particular terms of the debt securities being offered and the extent to which such general provisions may apply will be described in a prospectus supplement relating to such debt securities.

      The debt securities will be issued pursuant to a fiscal agency agreement, dated as of March 17, 1998, between CAF and JPMorgan Chase Bank, as fiscal agent. The following statements briefly summarize some of the terms of the debt securities and the fiscal agency agreement (a copy of which has been filed as an exhibit to the registration statement). These statements do not purport to be complete and are qualified in their entirety by reference to all provisions of the fiscal agency agreement and such debt securities.

General

      The debt securities will constitute our direct, unconditional, unsecured and general obligations. The debt securities will rank equally with all of our other unsecured Indebtedness. “Indebtedness” means all of our indebtedness in respect of monies borrowed by us and guarantees given by us for monies borrowed by others.

      The accompanying prospectus supplement will describe the following terms of the debt securities, as applicable:

(1)	the title;

(2)	the price or prices at which we will issue the debt securities;

(3)	any limit on the aggregate principal amount of the debt securities or the series of which they are a part;

(4)	the currency or currency units for which the debt securities may be purchased and in which payments of principal and interest will be made;

(5)	the date or dates on which principal and interest will be payable;

(6)	the rate or rates at which any of the debt securities will bear interest, the date or dates from which any interest will accrue, and the record dates and interest payment dates;

(7)	the place or places where principal and interest payments will be made;

(8)	the time and price limitations on redemption of the debt securities;

(9)	our obligation, if any, to redeem or purchase the debt securities at the option of the holder;

(10)	the denominations in which any of the debt securities will be issuable, if other than denominations of $1,000;

(11)	if the amount of principal or interest on any of the debt securities is determinable according to an index or a formula, the manner in which such amounts will be determined;

(12)	whether and under what circumstances we will issue the debt securities as global debt securities; and

(13)	any other specific terms of the debt securities.

      Certain debt securities will be treated for United States federal income tax purposes as original issue discount notes (“Discount Notes”) if the excess of the debt security’s “stated redemption price at maturity” over its issue price is more than a “de minimis amount” (as defined for United States federal income tax purposes). If applicable, the prospectus supplement will describe the United States federal income tax consequences of the ownership of Discount Notes and any special rules regarding debt securities.

Denominations, Registration and Transfer

      The debt securities of each series will be issuable only in fully registered form, without coupons, and, unless otherwise specified in the prospectus supplement, only in denominations of $1,000 and integral multiples thereof.

      At the option of the holder, subject to the terms of the fiscal agency agreement and the limitations applicable to global debt securities, debt securities of each series will be exchangeable for other debt securities of the same series of any authorized denomination and of a like tenor and aggregate principal amount.

      Debt securities may be presented for exchange and for registration of transfer in the manner, at the places and subject to the restrictions set forth in the debt securities and as summarized in the prospectus supplement. Such services will be provided without charge, other than any tax or other governmental charge payable in connection therewith, but subject to the limitations provided in the terms of the debt securities.

      If any definitive notes are issued and at that time the notes are listed on the Luxembourg Stock Exchange, we will appoint a transfer agent in Luxembourg, which we anticipate being the same entity that serves as our Luxembourg paying agent. In such circumstances, transfers or exchanges of any definitive notes may be made at the office of our Luxembourg transfer agent (in addition to the corporate trust office of the fiscal agent).

Global Debt Securities

      Some or all of the debt securities of any series may be represented, in whole or in part, by one or more global debt securities that will have an aggregate principal amount equal to that of the debt securities they represent. If applicable, each global debt security will be:

(1)	registered in the name of a depositary or its nominee identified in the prospectus supplement;

(2)	deposited with the depositary or nominee or the depositary’s custodian; and

(3)	printed with a legend regarding the restrictions on exchanges and registration of transfer of the security, and any other matters required by the fiscal agency agreement and the terms of the debt securities and summarized in the prospectus supplement.

Payment and Paying Agent

      Unless otherwise indicated in the prospectus supplement, we will make payments of principal and interest on debt securities:

(1)	through the fiscal agent;

(2)	to the person in whose name the debt securities are registered at the close of business on the regular record date for the payments; and

(3)	at the office of the paying agent or agents designated by us; unless

•	at our option, payment is mailed to the registered holder, or

•	at the request of a registered holder of more than $1,000,000 principal amount of the securities, payment is made by wire transfer.

      Unless otherwise indicated in the prospectus supplement, our sole paying agent for payments on the debt securities will be the corporate trust office of the fiscal agent in the City of New York.

      Any monies we pay to our fiscal agent or any paying agent for the payment of the principal of or interest on any debt securities that remains unclaimed at the end of two years after such principal or interest has become due and payable will be repaid to us by such agent. Upon such repayment, all liability of our fiscal agent or any paying agent with respect to such monies shall thereupon cease, without, however, limiting in any way our unconditional obligation to pay principal of or any interest on the debt securities when due.

Negative Pledge

      As long as any of the debt securities are outstanding and unpaid, but only up to the time amounts sufficient for payment of all principal and interest have been placed at the disposal of the fiscal agent, we will not cause or permit to be created on any of our property or assets any mortgage, pledge or other lien or charge as security for any bonds, notes or other evidences of indebtedness heretofore or hereafter issued, assumed or guaranteed by us for money borrowed (other than purchase money mortgages, pledges or liens on property purchased by us as security for all or part of the purchase price thereof), unless the debt securities are secured by such mortgage, pledge or other lien or charge equally and ratably with such other bonds, notes or evidences of indebtedness.

Default; Acceleration of Maturity

      Each of the following will constitute an “event of default” with respect to the debt securities of any series:

(1)	a failure to pay any principal of or interest on any debt securities of that series when due and the continuance of the failure for 30 days;

(2)	a failure to perform or observe any material obligation under or in respect of any debt securities of that series or the fiscal agency agreement and the continuance of the failure for a period of 90 days after written notice of the failure has been delivered to CAF and to the fiscal agent by the holder of any debt security of that series;

(3)	a failure to pay any amount in excess of $20,000,000 (or its equivalent in any other currency or currencies) of principal or interest or premium in respect of any indebtedness incurred, assumed or guaranteed by CAF as and when such amount becomes due and payable and the continuance of the failure until the expiration of any applicable grace period or 30 days, whichever is longer; or

(4)	the acceleration of any indebtedness incurred or assumed by CAF with an aggregate principal amount in excess of $20,000,000 (or its equivalent in any other currency or currencies) by any holder or holders thereof.

      If an event of default occurs with respect to the debt securities of any series at the time outstanding, each holder of any debt security of that series may, by written notice to CAF and the fiscal agent, declare the principal of and any accrued interest on all the debt securities of that series held by it to be, and the principal and accrued interest shall thereupon become, immediately due and payable, unless prior to receipt of the notice by CAF all events of default in respect of such series of debt securities are cured. If all the events of default are cured following the declaration, the declaration may be rescinded by any such holder with respect to the previously accelerated series of debt securities upon delivery of written notice of the rescission to CAF and the fiscal agent.

Additional Payments by CAF

      All amounts payable (whether in respect of principal, interest or otherwise) in respect of the debt securities will be made free and clear of and without withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of any of the Andean Community countries or any political subdivision thereof or any authority or agency therein or thereof having power to tax, unless the withholding or deduction of such taxes, duties, assessments or governmental charges is required by law. In that event, we will pay such additional amounts as may be necessary in order that the net amounts receivable by the holder of debt securities of any series after the withholding or deduction will equal the respective amounts that would have been receivable by the holder in the absence of the withholding or deduction, except that no additional amounts will be payable in relation to any payment in respect of any debt security:

(1)	to, or to a third party on behalf of, a holder of a debt security of any series who is liable for such taxes, duties, assessments or governmental charges in respect of such debt security by reason of his having some connection with any of the Andean Community countries other than the mere holding of the debt security; or

(2)	presented for payment more than 30 days after the “Relevant Date” (as defined in the next paragraph), except to the extent that the relevant holder would have been entitled to the additional amounts on presenting the same for payment on the expiry of the period of 30 days.

      As used in this prospectus, the “Relevant Date” means, in respect of any payment, the date on which such payment first becomes due and payable, but if the full amount of the moneys payable has not been received by the fiscal agent on or prior to the due date, it means the first date on which, the full amount of the moneys having been so received and being available for payment to holders of debt securities of any series, notice to that effect will have been duly published as set forth below under “— Notices”.

Modification and Amendment

      Each and every holder of the debt securities in a series must consent to any amendment of a provision of the debt securities or the fiscal agency agreement that would:

(1)	change the due date of the principal of or interest on any series of debt securities; or

(2)	reduce the principal amount, interest rate or amount payable upon acceleration of the due date of the debt securities of a series; or

(3)	change the currency or place of payment of principal of or interest on the debt securities of a series; or

(4)	reduce the proportion of the principal amount of the debt securities of a series that must be held by any of the holders to vote to amend or supplement the terms of the fiscal agency agreement or the debt securities; or

(5)	change our obligation to pay additional amounts.

      We may, however, with the written consent of the holders of 66 2/3% of the principal amount of the debt securities of a series, modify any of the other terms or provisions of the debt securities of a series or the fiscal agency agreement (as it applies to that series). Also, we and the fiscal agent may, without the consent of the holders of the debt securities of a series, modify any of the terms and conditions of the fiscal agency agreement and the debt securities of that series, for the purpose of:

(1)	adding to our covenants for the benefit of the holders of the debt securities; or

(2)	surrendering any right or power conferred on CAF; or

(3)	securing the debt securities of that series; or

(4)	curing any ambiguity or correcting or supplementing any defective provision of the fiscal agency agreement or the debt securities; or

(5)	for any purpose that we and the fiscal agent may consider necessary or desirable that does not adversely affect the interests of the holders of the debt securities of that series in any material respect.

Notices

      All notices will be delivered in writing to each holder of the debt securities of any series. If at the time of such notice the debt securities of a series are represented by global debt securities, the notice shall be delivered to the applicable depositary therefor and shall be deemed to have been given three business days after delivery to such depositary. If at the time of the notice the debt securities of a series are not represented by global debt securities, the notice shall be delivered to the registered holders of the debt securities of the series and in that case shall be deemed to have been given three business days after the mailing of the notice by first class mail.

Further Issues

      We may from time to time without the consent of holders of the debt securities create and issue further debt securities so as to form a single series with an outstanding series of debt securities.

Governing Law; Submission to Jurisdiction; Waiver of Immunity

      The debt securities are governed by, and shall be construed in accordance with, the laws of the State of New York. We will accept the jurisdiction of any state or federal court in the Borough of Manhattan, The City of New York, in respect of any action arising out of or based on the debt securities that may be instituted by any holder of a debt security. We will appoint CT Corporation System in The City of New York as our authorized agent upon which process in any such action may be served. We will irrevocably waive any immunity to which we might otherwise be entitled in any action arising out of or based on the debt securities brought in any state or federal court in the Borough of Manhattan, The City of New York. CT Corporation System will not be an agent for service of process for actions brought under the United States securities laws, and our waiver of immunity will not extend to such actions.

DESCRIPTION OF THE GUARANTEES

      From time to time we may issue under this prospectus and applicable prospectus supplement guarantees for the benefit of holders of specified securities of third parties. The issuers of the underlying securities may or may not be affiliated with us. A holder of a primary security will also have the benefit of our guarantee related to the primary security.

      The terms and conditions of any guarantee will vary with the terms and conditions of the underlying securities. A complete description of the terms and conditions of any guarantee issued pursuant to this prospectus will be set forth in the prospectus supplement for the issue of the guarantees.

      We may provide guarantees with respect to the certain obligations of an issuer under its securities, including without limitation:

•	payment of any accrued and unpaid distributions which are required to be paid under the terms of the securities;

•	payment of the redemption price of the securities, including all accrued and unpaid distributions to the date of the redemption;

•	payment of any accrued and unpaid interest payments, or payment of any premium which are required to be made on the securities; and

•	any obligation of the issuer pursuant to a warrant, option or other rights.

      Unless otherwise specified in the applicable prospectus supplement, guarantees issued under this prospectus will rank equally with all of our other unsecured general debt obligations, and will be governed by the laws of the State of New York.

TAXATION

Andean Community Country Taxation

      Under the terms of the treaty establishing CAF, we are exempt from all types of taxes levied by each of the Andean Community countries on our income, property and other assets, and on operations we carry out in accordance with that treaty, and we are exempt from all liability related to the payment, retention or collection of any taxes, contributions or tariffs.

      Payments of principal and interest in respect of the debt securities to a non-resident of the Andean Community countries will therefore not be subject to taxation in any of the Andean Community countries, nor will any withholding for tax of any of the Andean Community countries be required on any such payments to any holder of debt securities. In the event of the imposition of withholding taxes by any of the Andean Community countries, we have undertaken to pay additional amounts in respect of any payments subject to such withholding, subject to certain exceptions, as described under “Description of the Debt Securities — Additional Payments by CAF”.

United States Taxation

      This section describes the material United States federal income tax consequences of owning the debt securities we are offering. It is the opinion of Sullivan & Cromwell LLP, our counsel. It applies to you only if you acquire debt securities in the offering at the offering price and you hold your debt securities as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies,

•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

•	a bank,

•	a life insurance company,

•	a tax-exempt organization,

•	a person that owns debt securities that are a hedge or that are hedged against interest rate risks,

•	a person that owns debt securities as part of a straddle or conversion transaction for tax purposes, or

•	a person whose functional currency for tax purposes is not the U.S. dollar.

      If you purchase debt securities at a price other than the offering price, the amortizable bond premium or market discount rules may also apply to you. You should consult your tax advisor regarding this possibility.

      This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

Please consult your own tax advisor concerning the consequences of owning these debt securities in your particular circumstances under the Internal Revenue Code and the laws of any other taxing jurisdiction.

United States Holders

      This subsection describes the tax consequences to a United States holder. You are a United States holder if you are a beneficial owner of a debt security and you are:

•	a citizen or resident of the United States,

•	a domestic corporation,

•	an estate whose income is subject to United States federal income tax regardless of its source, or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

      If you are not a United States holder, this subsection does not apply to you and you should refer to “United States Alien Holders” below.

      Payments of Interest. You will be taxed on interest on your debt security as ordinary income at the time you receive the interest or when it accrues, depending on your method of accounting for tax purposes.

      Interest paid by us on the debt securities is income from sources outside the United States, but, with certain exceptions, will be “passive” or “financial services” income, which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to a United States holder.

      Purchase, Sale and Retirement of the Debt Securities. Your tax basis in your debt security generally will be its cost. You will generally recognize capital gain or loss on the sale or retirement of your debt securities equal to the difference between the amount you realize on the sale or retirement, excluding any amounts attributable to accrued but unpaid interest, and your tax basis in your debt securities. Capital gain of a noncorporate United States holder is generally taxed at a maximum rate of 20% where the property is held more than one year, and 18% where the property is held for more than five years.

United States Alien Holders

      This subsection describes the tax consequences to a United States alien holder. You are a United States alien holder if you are a beneficial owner of a debt security and you are, for United States federal income tax purposes:

•	a nonresident alien individual,

•	a foreign corporation

•	a foreign partnership, or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from a debt security.

      If you are a United States holder, this subsection does not apply to you.

      Under United States federal income and estate tax law, and subject to the discussion of backup withholding below, if you are a United States alien holder of a debt security interest on a debt security paid to you is exempt from United States federal income tax, including withholding tax, whether or not you are engaged in a trade or business in the United States, unless:

•	you are an insurance company carrying on a United States insurance business to which the interest is attributable, within the meaning of the Internal Revenue Code, or

•	you both

•	have an office or other fixed place of business in the United States to which the interest is attributable and

•	derive the interest in the active conduct of a banking, financing or similar business within the United States.

      Purchase, Sale, Retirement and Other Disposition of the Debt Securities. If you are a United States alien holder of a debt security, you generally will not be subject to United States federal income tax on gain realized on the sale, exchange or retirement of a debt security unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States or

•	you are an individual, you are present in the United States for 183 or more days during the taxable year in which the gain is realized and certain other conditions exist.

      For purposes of the United States federal estate tax, the debt securities will be treated as situated outside the United States and will not be includible in the gross estate of a holder who is neither a citizen nor a resident of the United States at the time of death.

Backup Withholding and Information Reporting

      If you are a noncorporate United States holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to:

•	payments of principal and interest on a debt security within the United States, including payments made by wire transfer from outside the United States to an account you maintain in the United States, and

•	the payment of the proceeds from the sale of a debt security effected at a United States office of a broker.

      Additionally, backup withholding will apply to such payments if you are a noncorporate United States holder that:

•	fails to provide an accurate taxpayer identification number,

•	is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or

•	in certain circumstances, fails to comply with applicable certification requirements.

      If you are a United States alien holder, you are generally exempt from backup withholding and information reporting requirements with respect to:

•	payments of principal and interest made to you outside the United States by us or another non-United States payor and

•	other payments of principal and interest and the payment of the proceeds from the sale of a debt security effected at a United States office of a broker, as long as the income associated with such payments is otherwise exempt from United States federal income tax, and:

•	the payor or broker does not have actual knowledge or reason to know that you are a United States person and you have furnished to the payor or broker:

•	an Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person, or

•	other documentation upon which it may rely to treat the payments as made to a non-United States person in accordance with U.S. Treasury regulations, or

•	you otherwise establish an exemption.

      Payment of the proceeds from the sale of a debt security effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of a debt security that is effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by you in the United States,

•	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption.

      In addition, a sale of a debt security effected at a foreign office of a broker will be subject to information reporting if the broker is:

•	a United States person,

•	a controlled foreign corporation for United States tax purposes,

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or

•	a foreign partnership, if at any time during its tax year:

•	one or more of its partners are “U.S. persons”, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

•	such foreign partnership is engaged in the conduct of a United States trade or business,

unless the broker does not have actual knowledge or reason to know that you are a United States person and the documentation requirements described above are met or you otherwise establish an exemption. Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

PLAN OF DISTRIBUTION

      We may sell the securities described in this prospectus to one or more underwriters for public offering and sale by them or may sell the securities to investors directly or through agents, which agents may be affiliated with us. Any such underwriter or agent involved in the offer and sale of the securities will be named in the accompanying prospectus supplement.

      We may sell our guarantees separately from our debt securities to guarantee certain obligations associated with the securities of third party issuers. In such cases, we may sell the guarantees in the same transaction as the sale of the underlying security or we may sell the guarantee independently to guarantee the obligations of outstanding securities of third party issuers.

      Sales of securities offered pursuant to any prospectus supplement may be effected from time to time in one or more transactions at a fixed price or prices which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. We also may, from time to time, authorize underwriters, acting as our agents, to offer and sell securities upon the terms and conditions set forth in the prospectus supplement. In connection with the sale of securities, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of securities for whom they may act as agent. Underwriters may sell securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from purchasers of securities for whom they may act as agent.

      Any underwriting compensation we pay to underwriters or agents in connection with the offering of securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the prospectus supplement. Underwriters, dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and any discounts, concessions or commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions under the U.S. Securities Act of 1933. Underwriters, dealers and agents may be entitled, under agreements entered into with CAF, to indemnification against and contribution toward certain civil liabilities, including liabilities under the U.S. Securities Act of 1933.

      Unless otherwise specified in the prospectus supplement, each series of securities will be a new issue with no established trading market. We may elect to list any series of securities on any exchange, but we are not obligated to do so. One or more underwriters may make a market in a series of securities, but they will not be obligated to do so and may discontinue any market making at any time without notice. Neither we nor any underwriter can give assurances as to the liquidity of the trading market for the securities.

      Certain of the underwriters, agents and their affiliates may be customers of, engage in transactions with and perform services for CAF in the ordinary course of business.

VALIDITY OF THE DEBT SECURITIES

      Sullivan & Cromwell LLP, Washington, D.C., will pass upon the validity of the debt securities on our behalf. Wilmer, Cutler & Pickering, Washington, D.C., will pass upon the validity of the debt securities on behalf of the underwriters. Sullivan & Cromwell LLP and Wilmer, Cutler & Pickering may rely as to certain matters on the opinion of our Chief Legal Counsel.

VALIDITY OF THE GUARANTEES

      The validity of the guarantees will be passed upon on behalf of us by counsel to be named in the applicable prospectus supplement. The validity of the guarantees will be passed upon on behalf of the underwriters by counsel to be named in the applicable prospectus supplement.

INDEPENDENT AUDITORS

      The balance sheets as of December 31, 2002 and 2001 and the related statements of income, stockholders’ equity and cash flows for each of the years in the three year period ended December 31, 2002 included in this prospectus, have been audited by KPMG, independent accountants, as stated in their report, which contains an explanatory paragraph related to a change in the method of accounting for derivatives and hedging activities, appearing elsewhere herein.

AUTHORIZED REPRESENTATIVE

      Our authorized representative in the United States of America is Puglisi & Associates. The address of the authorized representative in the United States is 850 Library Avenue, Suite 204, Newark, Delaware 19711.

WHERE YOU CAN FIND MORE

INFORMATION

      This registration statement of which the prospectus forms a part is available to the public over the internet at the SEC’s website: http://www.sec.gov. You may also request copies of the registration statement, including its various exhibits, upon payment of a duplicating fee, by writing to the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may also read and copy these documents at the Securities and Exchange Commission’s Public Reference Room, at the following address:

SEC Public Reference Room

Room 1024, Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

      Please call the Securities and Exchange Commission at l-800-SEC-0330 for further information about how to access the documents we have filed with it.

      The information set forth herein, except the information appearing in the section entitled “The Andean Community”, is stated on the authority of the Acting Executive President of CAF, in his duly authorized capacity as Acting Executive President.

CORPORACIÓN ANDINA DE FOMENTO

By:	/s/ LUIS ENRIQUE BERRIZBEITIA

Luis Enrique Berrizbeitia
Acting Executive President

INDEX TO FINANCIAL STATEMENTS

Independent Auditors’ Report	F-2
Audited Financial Statements	F-3
Unaudited Interim Financial Information	F-25

INDEPENDENT AUDITORS’ REPORT

Report of the auditors to the Board of Directors and Stockholders of

Corporación Andina de Fomento (CAF):

      We have audited the accompanying balance sheets of Corporación Andina de Fomento (CAF) as of December 31, 2002 and 2001, and the related statements of income, stockholders’ equity and cash flows for each of the years in the three year period ended December 31, 2002. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Corporación Andina de Fomento (CAF) as of December 31, 2002 and 2001, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2002 in accordance with accounting principles generally accepted in the United States of America.

      As discussed in note 1(k) to the financial statements, effective January 1, 2001, the Corporation changed its method of accounting for derivative instruments to conform with Statement of Financial Accounting Standards (SFAS) No.133, “Accounting for Derivative Instruments and Hedging Activities”, as amended.

January 24, 2003

Caracas, Venezuela

CORPORACION ANDINA DE FOMENTO (CAF)

Balance Sheets

December 31, 2002 and 2001
(Expressed in thousands of U.S. dollars)

ASSETS

	Note	2002	2001

Cash and due from banks		1,740	2,744
Deposits with banks	2	702,139	606,965
Securities purchased under resale agreements		25,000	—
Marketable securities
Trading	3	540,482	371,294
Held-to-maturity (market value of US$127,713 in 2002
and US$238,874 in 2001)	3	129,595	238,006
Loans	4	6,062,407	5,455,156
Less allowance for losses	4	196,344	176,965

Loans, net of allowance for losses		5,866,063	5,278,191

Equity investments	5	117,228	120,152
Interest and commissions receivable		143,172	133,181
Property and equipment	6	9,881	9,466
Other assets		48,888	44,741

Total assets		7,584,188	6,804,740

LIABILITIES AND STOCKHOLDERS’ EQUITY

Deposits	7	228,425	528,270
Securities sold under repurchase agreements	3	—	33,958
Commercial paper	8	501,021	491,671
Advances and short-term borrowings		546,432	670,279
Bonds	9	3,278,462	2,562,578
Borrowings and other obligations	10	463,745	511,748
Accrued interest and commissions payable		106,137	96,564
Accrued expenses and other liabilities	11	406,244	84,082

Total liabilities		5,530,466	4,979,150

Subscribed and paid-in capital (authorized capital US$5,000 million in 2002 and US$3,000 million in 2001)
Series “A” shares		6,000	6,000
Series “B” shares		1,099,965	1,018,755
Series “C” shares		64,555	48,575

		1,170,520	1,073,330
Additional paid-in capital		112,094	89,158
Reserves		644,002	554,665
Retained earnings		127,106	108,437

Total stockholders’ equity	12	2,053,722	1,825,590

Total liabilities and stockholders’ equity		7,584,188	6,804,740

See accompanying notes to the financial statements.

CORPORACION ANDINA DE FOMENTO (CAF)

Statements of Income

Years ended December 31, 2002, 2001 and 2000
(Expressed in thousands of U.S. dollars)

	Note	2002	2001	2000

Interest income
Loans		292,907	358,848	387,106
Investments and deposits with banks		28,513	50,977	61,833

Total interest income		321,420	409,825	448,939

Interest expense
Deposits		6,420	20,137	28,058
Commercial paper		9,823	5,783	12,031
Advances and short-term borrowings		12,028	18,082	12,219
Bonds		97,780	156,108	174,282
Borrowings and other obligations		14,840	28,608	41,568

Total interest expense		140,891	228,718	268,158

Net interest income		180,529	181,107	180,781
Provision for loan losses	4	41,500	38,756	47,745

Net interest income, after provision for loan losses		139,029	142,351	133,036
Non-interest income
Commissions		30,869	21,938	14,654
Impairment charge for equity investments	5	(5,062)	(14,244)	(6,255)
Dividends and equity in earnings of investees		4,468	4,392	4,512
Other income		1,054	1,187	1,342

Total non-interest income		31,329	13,273	14,253

Non-interest expenses
Commissions		7,693	7,169	6,778
Administrative expenses		32,805	34,557	33,075
Other expenses		2,754	1,027	233

Total non-interest expenses		43,252	42,753	40,086

Income before cumulative effect of change in accounting for derivatives and hedging activities		127,106	112,871	107,203
Cumulative effect of change in accounting for derivatives and hedging activities		—	(307)	—

Net income		127,106	112,564	107,203

See accompanying notes to the financial statements.

CORPORACION ANDINA DE FOMENTO (CAF)

Statements of Stockholders’ Equity

Years ended December 31, 2002, 2001 and 2000
(Expressed in thousands of U.S. dollars)

					Reserve
		Subscribed	Additional		pursuant to			Total
		and paid-in	paid-in	General	Article No. 42	Total	Retained	stockholders’
	Note	capital	capital	reserve	of by-laws	reserves	earnings	equity

Balances at December 31, 1999	13	861,124	29,155	291,161	148,820	439,981	88,043	1,418,303
Capital increase, net of stock dividends	12	129,371	7,451	—	—	—	(22,593)	114,229
Net income	—	—	—	—	—	—	(107,203)	107,203
Appropriated for general reserve	12	—	—	46,337	—	46,337	(46,377)	—
Appropriated for reserve pursuant to Article No. 42 of by-laws	12	—	—	—	9,300	9,300	(9,300)	—
Distributions to stockholders’ funds	13	—	—	—	—	—	(14,500)	(14,500)

Balances at December 31, 2000		990,495	36,606	337,538	158,120	495,658	102,476	1,625,235
Capital increase, net of stock dividends	12	82,835	52,552	—	—	—	(21,596)	113,791
Net income		—	—	—	—	—	112,564	112,564
Appropriated for general reserve	12	—	—	48,307	—	48,307	(48,307)	—
Appropriated for reserve pursuant to Article No. 42 of by-laws	12	—	—	—	10,700	10,700	(10,700)	—
Distributions to stockholders’ funds	13	—	—	—	—	—	(26,000)	(26,000)

Balances at December 31, 2001		1,073,330	89,158	385,845	168,820	554,665	108,437	1,825,590
Capital increase, net of stock dividends	12	97,240	22,972	—	—	—	—	120,212
Treasury stock		(50)	(36)	—	—	—	—	(86)
Net income		—	—	—	—	—	127,106	127,106
Appropriated for general reserve	12	—	—	78,437	—	78,437	(78,437)	—
Appropriated for reserve pursuant to Article No. 42 of by-laws	12	—	—	—	10,900	10,900	(10,900)	—
Distributions to stockholders’ funds	13	—	—	—	—	—	(19,100)	(19,100)

Balances at December 31, 2002		1,170,520	112,094	464,282	179,720	644,002	127,106	2,053,722

See accompanying notes to the financial statements.

CORPORACION ANDINA DE FOMENTO (CAF)

Statements of Cash Flows

Years ended December 31, 2002, 2001 and 2000
(Expressed in thousands of U.S. dollars)

	Note	2002	2001	2000

Cash flows from operating activities
Net income		127,106	112,564	107,203

Adjustments to reconcile net income to net cash provided by (used in) operating activities
Provision for loan losses	4	41,500	38,756	47,745
Impairment charge for equity investments	5	5,062	14,244	6,255
Equity in earnings of investees		(1,861)	(2,480)	(3,036)
Amortization of deferred charges		2,124	1,370	1,094
Depreciation of property and equipment	6	1,889	1,793	1,551
Provision for employees’ severance benefits		3,801	3,195	3,023
Employees’ savings plan		1,664	1,864	2,149
Net changes in operating assets and liabilities
Securities purchased under resale agreements		(25,000)	—	—
Net loss on sale of trading securities	3	1,413	59	1,773
Severance indemnities paid or advanced		(453)	(760)	1,423
Employees’ savings plan paid or advanced		(485)	(943)	(1,157)
Trading securities	3	(169,188)	93,908	(28,993)
Interest and commissions receivable		(9,991)	24,601	(11,438)
Other assets		(5,828)	(352)	(6,749)
Accrued interest and commissions payable		9,573	(9,629)	(9,226)
Accrued expenses and other liabilities		3,812	17,549	1,733

Total adjustments		(141,968)	183,175	6,147

Net cash provided by (used in) operating activities		(14,862)	295,739	113,350

Cash flows from investing activities
Purchases of held-to-maturity securities	3	(663,172)	(785,826)	(590,303)
Maturities and prepayments of held-to-maturity securities		771,583	831,037	527,622
Loan origination and principal collections, net	4	(629,547)	(989,946)	(313,342)
Purchases of equity investments	5	(277)	(948)	(32,541)
Purchases of property and equipment	6	(2,304)	(1,816)	(1,260)

Net cash used in investing activities		(523,717)	(947,499)	(409,824)

Carried forward		(538,579)	(651,760)	(296,474)

See accompanying notes to the financial statements.

CORPORACION ANDINA DE FOMENTO (CAF)

Statements of Cash Flows, Continued

Years ended December 31, 2002, 2001 and 2000
(Expressed in thousands of U.S. dollars)

	Note	2002	2001	2000

Brought forward		(538,579)	(651,760)	(296,474)

Cash flows from financing activities
Net (decrease) increase in deposits		(299,845)	10,489	63,412
Net change in securities sold under repurchase agreements		(33,958)	33,958	(19,423)
Net increase in commercial paper		9,350	191,671	52,000
Net (decrease) increase in advances and short-term borrowings		(123,847)	275,607	157,773
Proceeds from issuance of bonds	9	1,354,435	609,109	421,300
Repayment of bonds		(326,141)	(386,480)	(320,110)
Net change in borrowings and other obligations	10	(48,271)	9,112	(136,809)
Distributions to stockholders’ funds	13	(19,100)	(26,000)	(14,500)
Capital increase, net of stock dividends	12	120,126	113,791	114,229

Net cash provided by financing activities		632,749	831,257	317,872

Net increase in cash and cash equivalents		94,170	179,497	21,398
Cash and cash equivalents at beginning of year		609,709	430,212	408,814

Cash and cash equivalents at end of year		703,879	609,709	430,212

Consisting of:
Cash and due from banks		1,740	2,744	1,585
Deposits with banks		702,139	606,965	428,627

		703,879	609,709	430,212

See accompanying notes to the financial statements.

CORPORACION ANDINA DE FOMENTO (CAF)

Notes to Financial Statements

December 31, 2002, 2001 and 2000

(1) Significant Accounting Policies

  (a) Description of Business

      Corporación Andina de Fomento (“CAF” or the “Corporation”) commenced operations on June 8, 1970 and is a corporation under public international law which abides by the provisions of its by-laws. Shareholder countries are: Bolivia, Colombia, Ecuador, Peru and Venezuela, members of the Andean Community, together with Brazil, Chile, Costa Rica, Jamaica, Mexico, Paraguay, Panama, Trinidad and Tobago and Uruguay, in addition to 21 banks of the region. The Corporation has its headquarters in Caracas, Venezuela.

      The Corporation’s principal activity is to provide short, medium and long-term loans to finance projects, working capital, trade activities and to undertake feasibility studies for investment opportunities in its member countries.

  (b) Financial Statement Presentation

      The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and in U.S. dollars.

      In preparing consolidated financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  (c) Foreign Currency Transactions

      Transactions in currencies other than U.S. dollars are translated at exchange rates prevailing on the international market at the dates of the transactions. Foreign currency balances are translated at year-end exchange rates. Any gains or losses in foreign exchange are included in the results of operations, and are not significant.

  (d) Cash and Cash Equivalents

      The Corporation considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. As of December 31, 2002 and 2001 the cash equivalents included on the balance sheet were held in the form of cash, due from banks and deposits with banks.

  (e) Marketable Securities

      Marketable securities at December 31, 2002 and 2001 consist of U.S. Treasury and debt securities. The Corporation classifies its debt securities in one of two categories: trading or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which the Corporation has the ability and intent to hold the security until maturity.

      Trading securities are recorded at fair value. Unrealized holding gains and losses on trading securities are included in earnings.

      Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. A decline in the market value of any held-to-maturity security below cost that is deemed to be other than temporary results in a reduction in carrying amount. The impairment is charged to income and a new cost basis for the security is established. Premiums and discounts are amortized or

CORPORACION ANDINA DE FOMENTO (CAF)

Notes to Financial Statements

December 31, 2002, 2001 and 2000

accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective interest method. Dividend and interest income are recognized when received and earned, respectively.

  (f) Loans

      The Corporation grants short, medium and long-term loans to finance projects, working capital, trade activities and undertake feasibility studies for investment opportunities in its member countries. Loans are reported at their outstanding unpaid principal balances adjusted for charge-offs, less the allowance for loan losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

      The accrual of interest on loans is discontinued at the time a private sector loan is 90 days delinquent (180 days for public sector loans) unless the credit is well-secured and in process of collection.

      All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

      The nonaccrual loans are considered impaired. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due.

  (g) Equity Investments

      Equity investments are accounted for using the equity method or at cost. If the Corporation has the ability to exercise significant influence over the operating and financial policies of the investee, which is generally presumed to exist at a 20% of equity ownership level, the equity investments are accounted for using the equity method. Under the equity method, the carrying value of the equity investment is adjusted for its proportionate share of earnings or losses, dividends received and certain other transactions of the investee company.

      A decline in the market value of any equity investments accounted for at cost, that is deemed to be other than temporary, results in a reduction in carrying amount to fair value. The impairment is charged to income and a new cost basis for the investment is established.

  (h) Allowance for Losses

      The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to income. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

      The allowance for loan losses is evaluated on a regular basis by management and is based upon management’s periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

      The impaired loan allowance is measured on a loan by loan basis generally using the present value of expected future cash flows discounted at the loan’s effective interest rate.

CORPORACION ANDINA DE FOMENTO (CAF)

Notes to Financial Statements

December 31, 2002, 2001 and 2000

  (i) Property and Equipment

      Property and equipment are stated at cost less accumulated depreciation. Depreciation, calculated on the straight-line method, is charged to operations over the estimated useful lives of assets.

  (j) Employees’ Severance Indemnities

      The Corporation accrues for employees’ severance indemnities in accordance with the Corporation’s personnel regulations and the Partial Reform of the Organic Labor Law of the Republic of Venezuela, which establish that employees are entitled to an indemnity upon the termination of employment, equivalent to five days remuneration for each month of service, plus two days for each year of service up to a maximum of 30 days, commencing from the second year. Under certain circumstances the reformed law also provides for the payment for unjustified dismissal. The accrual is presented net of advances and interest is paid annually on the outstanding balance.

  (k) Derivative Instruments and Hedging Activities

      In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, “Accounting for Derivative Instruments and Certain Hedging Activities.” In June 2000, the FASB issued SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activity, an Amendment of SFAS 133.” SFAS No. 133 and SFAS No. 138 require that all derivative instruments be recorded on the balance sheet at their respective fair values. SFAS No. 133 and SFAS No. 138 are effective for all fiscal quarters of all fiscal years beginning after June 30, 2000; the Corporation adopted SFAS No. 133 and SFAS No. 138 on January 1, 2001. In accordance with the transition provisions of SFAS 133, the Corporation recorded on December 31, 2001 a cumulative-effect-type adjustment of US$307,410 charged to income to recognize at fair value all derivative contracts that were previously designated as fair value hedging instruments.

      All derivatives are recognized on the balance sheet at their fair value. On the date the derivative contract is entered into, the Corporation designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair value” hedge), a hedge of a forecasted transaction or the variability of cash flows to be received or paid related to a recognized asset or liability (“cash flow” hedge), or a foreign-currency fair-value or cash-flow hedge (“foreign currency” hedge). The Corporation formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair-value, cash-flow, or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Corporation also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Corporation discontinues hedge accounting prospectively.

      Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk, are recorded in income. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income, until income is affected by the variability in cash flows of the designated hedged item. Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign-currency hedges are recorded in either income or other comprehensive income, depending on whether the hedge transaction is a fair-value hedge or a cash-flow hedge.

CORPORACION ANDINA DE FOMENTO (CAF)

Notes to Financial Statements

December 31, 2002, 2001 and 2000

      The Corporation discontinues hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated or exercised; the derivative is designated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.

      When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the Corporation continues to carry the derivative on the balance sheet at its fair value, and no longer adjusts the hedged asset or liability for changes in fair value. The adjustment of the carrying amount of the hedged asset or liability is accounted for in the same manner as other components of the carrying amount of that asset or liability. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the Corporation continues to carry the derivative on the balance sheet at its fair value, removes any asset or liability that was recorded pursuant to recognition of the firm commitment from the balance sheet and recognizes any gain or loss in income. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the Corporation continues to carry the derivative on the balance sheet at its fair value, and gains and losses that were accumulated in other comprehensive income are recognized immediately in income. In all other situations in which hedge accounting is discontinued, the Corporation continues to carry the derivative at its fair value on the balance sheet, and recognizes any changes in its fair value in income.

      Prior to the adoption of SFAS No. 133, the Corporation entered into interest rate and foreign exchange swap agreements to reduce its exposure to market risks from changing interest and foreign exchange rates. For these swaps, the differential to be paid or received was accrued and recognized in the statement of income. If a swap was terminated prior to its maturity, the gain or loss was recognized over the remaining original life of the swap if the item hedged remained outstanding or immediately, if the item hedged did not remain outstanding. If the swap was not terminated prior to maturity, but the underlying hedged item was no longer outstanding, the interest rate swap was marked to market and any unrealized gain or loss was recognized immediately.

(2) Deposits with Banks

      Deposits with banks mature in three months or less and include the following (in thousands of U.S. dollars):

	December 31,

	2002	2001

U.S. dollars	690,959	599,557
Other currencies	11,180	7,408

	702,139	606,965

CORPORACION ANDINA DE FOMENTO (CAF)

Notes to Financial Statements

December 31, 2002, 2001 and 2000

(3) Marketable Securities

     Trading securities

      A summary of trading securities follows (in thousands of U.S. dollars):

		Average
		maturity	Average
	Amount	(years)	yield (%)

At December 31, 2002
U. S. Treasury Notes	39,503	1.09	1.62
Bonds of other governments and entities	265,889	1.81	2.66
Financial institutions and corporate securities	235,090	1.98	2.12

	540,482	1.83	2.35

At December 31, 2001
U. S. Treasury Notes	9,042	1.83	2.49
Bonds of other governments and entities	210,484	1.30	2.91
Financial institutions and corporate securities	151,768	1.81	2.57

	371,294	1.52	2.76

     Held-to-Maturity Securities

      A summary of held-to-maturity securities follows (in thousands of U.S. dollars):

		Gross	Gross
		unrealized	unrealized
	Amortized	holding	holding
	cost	gains	losses	Fair value

At December 31, 2002
Bonds of other governments and entities	49,401	12	(1,542)	47,871
Financial institutions and corporate securities	80,194	—	(352)	79,842

	129,595	12	(1,894)	127,713

At December 31, 2001
Bonds of other governments and entities	46,090	740	(44)	46,786
Financial institutions and corporate securities	191,916	376	(204)	192,088

	238,006	1,116	(248)	238,874

      Held-to-maturity securities mature as follows (in thousands of U.S. dollars):

	December 31,

	2002	2001

Remaining Maturities
Less than one year	100,470	195,968
Between one and two years	29,125	42,038

	129,595	238,006

      At December 31, 2001, the funds received from securities sold under repurchase agreements of US$33,958,000, reflected as liabilities in the balance sheet, were secured by marketable securities with a carrying value of US$34,000,000.

CORPORACION ANDINA DE FOMENTO (CAF)

Notes to Financial Statements

December 31, 2002, 2001 and 2000

(4) Loans

      Loans include short, medium and long-term loans to finance projects, working capital and trade activities. The majority of the loan contracts have been subscribed with the members of the Andean Community or with private institutions or companies of these countries.

      Loans by country are summarized as follows (in thousands of U.S. dollars):

          At December 31, 2002

	Bolivia	Colombia	Ecuador	Peru	Venezuela	Other	Total

Loans	662,089	1,502,427	1,120,236	1,278,653	1,072,644	426,533	6,062,582

Fair value adjustments on hedging activities							(175)

Carrying value of loans							6,062,407

          At December 31, 2001

	Bolivia	Colombia	Ecuador	Peru	Venezuela	Other	Total

Loans	519,837	1,303,697	1,116,789	1,082,084	1,040,985	389,240	5,452,632

Fair value adjustments on hedging activities							2,524

Carrying value of loans							5,455,156

      Fair value adjustments to the carrying value of loans represent adjustments to the carrying value of transactions in designated fair value hedging relationships.

      At December 31, 2002 and 2001, loans in other currencies were granted for an equivalent of US$3,345,000 and US$7,098,000, respectively, principally in deutschemark, yen, french francs, euros and belgian francs. At December 31, 2002 and 2001, loans include fixed interest rate loans of US$268,803,000 and US$287,707,000, respectively.

      The loan portfolio’s average yield of loans disbursed and outstanding are summarized below (in thousands of U.S. dollars):

	December 31, 2002		December 31, 2001

		Average		Average
	Amount	yield (%)	Amount	yield (%)

Loans	6,062,582	4.93	5,452,632	5.66

CORPORACION ANDINA DE FOMENTO (CAF)

Notes to Financial Statements

December 31, 2002, 2001 and 2000

      Loans by industry segments are as follows (in thousands of U.S. dollars):

	2002	%	2001	%

Agriculture, hunting and forestry	318,703	5	192,864	4
Exploitation of mines and quarries	4,000	1	4,320	1
Manufacturing industry	251,083	4	305,134	6
Supply of electricity, gas and water	1,162,714	19	1,052,496	19
Transport, warehousing and communications	1,835,405	30	1,419,747	26
Commercial banks	500,976	8	676,297	12
Development banks	589,103	10	489,925	9
Social and other infrastructure programs	1,339,502	22	933,194	17
Other activities	61,096	1	378,655	6

	6,062,582	100	5,452,632	100

      Loans mature as follows (in thousands of U.S. dollars):

	December 31,

Remaining maturities	2002	2001

Less than one year	757,684	863,080
Between one and two years	741,574	697,335
Between two and three years	707,041	674,770
Between three and four years	813,628	745,473
Between four and five years	765,172	738,981
Over five years	2,277,483	1,732,993

	6,062,582	5,452,632

      At December 31, 2002 and 2001, all loans were performing except for certain loans which were classified as impaired and were in nonaccrual status. At December 31, 2002 and 2001, the carrying value of impaired loans was approximately US$29,344,000 and US$33,792,000 respectively. The average recorded investment in impaired loans during the years ended December 31, 2002 and 2001 was approximately US$38,902,000 and US$42,028,000, respectively.

      Had these loans not been in impairment status, income for the years ended December 31, 2002 and 2001 would have increased by US$3,057,000 and US$3,624,000, respectively. During the years ended December 31, 2002 and 2001, there were interest collections against impaired loans amounting to US$353,000 and US$3,408,000, respectively.

     Loan Participations and A/B Loans

      During 2002, the Corporation received funds from commercial banks amounting to US$12,151,000, for loans which were sold by the Corporation to the banks without recourse. These participations are administered by the Corporation on behalf of the participants.

      Also, the Corporation administers loan participations provided to clients, and assumes the credit risk only for that portion of the loan corresponding to the Corporation. During 2002 and 2001, the Corporation administered loans of this nature whereby other financial institutions provided funds amounting to US$120,000,000 and US$525,000,000, respectively.

CORPORACION ANDINA DE FOMENTO (CAF)

Notes to Financial Statements

December 31, 2002, 2001 and 2000

     Allowance for Losses

      Movements of the allowance for losses follow (in thousands of U.S. dollars):

	December 31,

	2002	2001

Balances at beginning of year	176,965	153,757
Provision charged to results of operations	41,500	38,756
Recoveries	728	64
Loans charged off	(22,849)	(15,612)

Balances at end of year	196,344	176,965

(5) Equity Investments

      A summary of equity investments follows (in thousands of U.S. dollars):

	December 31,

	2002	2001

Direct investments in companies (including investments accounted for using the equity method of US$6,284 and US$7,182, at December 31, 2002 and 2001, respectively)	15,855	20,099
Investment companies (including investments accounted for using the equity method of US$66,436 and US$59,896, at December 31, 2002 and 2001, respectively)	101,373	100,053

	117,228	120,152

      The Corporation recorded an impairment charge of US$5,062,000 and US$14,244,000 for the years ended December 31, 2002 and 2001, respectively, related to equity investments accounted for at cost.

(6) Property and Equipment

      A summary of property and equipment follows (in thousands of U.S. dollars):

	December 31,

	2002	2001

Buildings and improvements	24,837	23,207
Furniture and equipment	4,446	4,064
Vehicles	239	323

	29,522	27,594
Less accumulated depreciation	19,641	18,128

	9,881	9,466

      Depreciation is provided for property and equipment on the straight-line method over the estimated useful lives of the respective classes of assets, as follows:

Buildings and improvements	15 years
Furniture and equipment	2 to 5 years
Vehicles	5 years

CORPORACION ANDINA DE FOMENTO (CAF)

Notes to Financial Statements

December 31, 2002, 2001 and 2000

(7) Deposits

      The Corporation’s deposits of US$228,425,000 at December 31, 2002 (US$528,270,000 at December 31, 2001), mature in 2003.

(8) Commercial Paper

      The Corporation’s commercial paper of US$501,021,000 at December 31, 2002 (US$491,671,000 at December 31, 2001), mature in 2003. At December 31, 2002 and 2001, the interest rates on commercial paper ranged from 1.42% to 1.87% and from 1.94% to 2.25%, respectively.

(9) Bonds

      The Corporation has placed in the international capital markets, bond issues of US$4,643,084,000 maturing through 2022.

      An analysis of bonds follows (in thousands of U.S. dollars):

	December 31, 2002		December 31, 2001

		Weighted		Weighted
		average		average
		cost, after		cost, after
		swaps		swaps
	Amount	(%)	Amount	(%)

U.S. dollars	2,090,841	3.09	1,581,888	4.29
Yen	201,613	2.77	379,645	4.83
Deutschemark	109,709	2.39	109,709	4.27
Pounds Sterlings	272,598	4.04	—	—
Euros	916,035	2.84	491,260	3.40

	3,590,796		2,562,502
Fair value adjustments on hedging activities	(312,334)		76

Carrying value of bonds	3,278,462		2,562,578

      Fair value adjustments to the carrying value of bonds represent adjustments to the carrying value of transactions in designated fair value hedging relationships.

      A summary of the bonds issued, by remaining maturities, follows (in thousands of U.S. dollars):

	December 31,

Remaining maturities	2002	2001

Less than one year	489,877	315,942
Between one and two years	640,120	490,077
Between two and three years	753,488	541,720
Between three and four years	201,613	541,425
Between four and five years	121,725	201,613
Over five years	1,383,973	471,725

	3,590,796	2,562,502

      At December 31, 2002 and 2001, the principal amount of fixed interest rate bonds amounted to US$3,210,663,000 and US$2,455,614,000, respectively, of which US$1,401,555,000 and US$980,614,000, respectively, are denominated in yen, deutschemark, pounds sterling and euros in 2002 and 2001.

CORPORACION ANDINA DE FOMENTO (CAF)

Notes to Financial Statements

December 31, 2002, 2001 and 2000

(10) Borrowings and Other Obligations

      An analysis of borrowings and other obligations and weighted average cost, follows (in thousands of U.S. dollars):

	December 31, 2002		December 31, 2001

		Weighted		Weighted
		average		average
		cost, after		cost, after
		swaps		swaps
	Amount	(%)	Amount	(%)

U.S. dollars	397,181	2.35	435,966	3.57
Deutschemark	1,757	5.50	1,820	5.50
Yen	52,382	2.85	52,182	4.06
Euros	10,489	7.03	—	—
Other currencies	1,668	—	14,407	6.10

	463,477		504,375
Fair value adjustments on hedging activities	268		7,373

Carrying value of borrowings and other obligations	463,745		511,748

      Fair value adjustments to the carrying value of borrowings and other obligations represent adjustments to the carrying value of transactions in designated fair value hedging relationships.

      At December 31, 2002 and 2001, there are fixed interest-bearing borrowings and other obligations amounting to US$40,169,000 and US$101,414,000, respectively.

      Borrowings and other obligations, by remaining maturities, are summarized below (in thousands of U.S. dollars):

	December 31,

	2002	2001

Less than one year	131,328	114,443
Between one and two years	91,747	103,472
Between two and three years	94,420	61,239
Between three and four years	54,761	35,833
Between four and five years	32,141	30,607
Over five years	59,080	158,781

	463,477	504,375

      Some borrowing agreements contain covenants restricting the use of the funds for specific purposes or projects.

      At December 31, 2002 and 2001 there were unused term credit facilities amounting to US$80,000,000 and US$120,000,000, respectively.

(11) Accrued Expenses and Other Liabilities

      At December 31, 2002 and 2001, the accrual for employees’ savings plan amounts to US$9,017,000 and US$7,838,000, net of advances of US$4,797,000 and US$4,312,000, respectively.

      The employees’ savings plan consists of contributions made by the employees and by the Corporation, as established in the Corporation’s personnel regulations. Such funds are maintained within the Corporation

CORPORACION ANDINA DE FOMENTO (CAF)

Notes to Financial Statements

December 31, 2002, 2001 and 2000

and interest is accrued on the balance of such funds. The Corporation’s contributions to this fund amounted to US$1,340,000 and US$1,311,000, for the years ended December 31, 2002 and 2001, respectively.

      At December 31, 2002 and 2001, the accrual for employees’ benefits amounted to US$10,080,000 and US$6,393,000, net of advances of US$5,196,000 and US$4,453,000, respectively.

      At December 31, 2002 and 2001, total employees were 267 and 260, respectively.

(12) Stockholders’ Equity

     Authorized Capital

      The authorized capital of the Corporation at December 31, 2002 and 2001, amounts to US$5,000,000,000 and US$3,000,000,000 respectively, distributed among Series “A”, “B” and “C” shares.

     Subscribed Callable Capital

      The payment of subscribed callable capital will be as required, with prior approval of the Board of Directors, in order to meet financial obligations of the Corporation, when internal resources are inadequate.

     Shares

      The Corporation’s shares are classified as follows:

Series “A” shares: Subscribed by the governments or public-sector institutions, semipublic or private entities with social or public objectives of the five Andean Community member countries: Bolivia, Colombia, Ecuador, Peru and Venezuela. These shares grant the right of representation on the Corporation’s board of one principal director and one alternate director per share. Series “A” shares have a par value of US$1,200,000.

      Series “B” shares: Subscribed by the governments or public-sector institutions, semipublic or private entities and financial institutions (private sector is limited up to 49% participation) of the five Andean Community member countries. These shares grant the right of representation on the Corporation’s Board of Directors of one principal director and one alternate director. Also, the commercial banks are entitled to one principal director and one alternate director on the board. Series “B” shares have a par value of US$5,000.

      Series “C” shares: Subscribed by legal entities or individuals outside of the region. These shares provide for representation on the Board of Directors of the Corporation of two principal directors and their respective alternate, who are elected by the holders of these shares. Series “C” shares have a par value of US$5,000.

CORPORACION ANDINA DE FOMENTO (CAF)

Notes to Financial Statements

December 31, 2002, 2001 and 2000

      A summary of the movement in subscribed and paid-in capital for the years ended December 31, 2002, 2001 and 2000 follows (amounts in thousands of U.S. dollars):

	Number of shares			Amounts

	Series “A”	Series “B”	Series “C”	Series “A”	Series “B”	Series “C”	Total

At December 31, 1999	5	164,635	6,389	6,000	823,179	31,945	861,124
Dividends in shares	—	4,727	178	—	23,635	890	24,525
Issued for cash	—	20,532	438	—	102,656	2,190	104,846

At December 31, 2000	5	189,894	7,005	6,000	949,470	35,025	990,495
Dividends in shares	—	5,341	202	—	26,705	1,010	27,715
Issued for cash	—	8,516	2,508	—	42,580	12,540	55,120

At December 31, 2001	5	203,751	9,715	6,000	1,018,755	48,575	1,073,330
Dividends in shares	—	7,582	351	—	37,910	1,755	39,665
Issued for cash	—	8,670	2,845	—	43,350	14,225	57,575
Treasury stock	—	(10)	—	—	(50)	—	(50)

At December 31, 2002	5	219,993	12,911	6,000	1,099,965	64,555	1,170,520

      Subscribed and paid-in capital is held as follows at December 31, 2002 (amounts in thousands of U.S. dollars):

	Number of shares			Amounts

Stockholder	Series “A”	Series “B”	Series “C”	Series “A”	Series “B”	Series “C”	Total

Bolivia	1	17,400	—	1,200	87,000	—	88,200
Colombia	1	61,763	—	1,200	308,815	—	310,015
Ecuador	1	17,400	—	1,200	87,000	—	88,200
Peru	1	61,607	—	1,200	308,035	—	309,235
Venezuela	1	61,607	—	1,200	308,035	—	309,235
Brazil	—	—	5,635	—	—	28,175	28,175
Chile	—	—	254	—	—	1,270	1,270
Costa Rica	—	—	1,895	—	—	9,475	9,475
Jamaica	—	—	85	—	—	425	425
Mexico	—	—	2,713	—	—	13,565	13,565
Paraguay	—	—	977	—	—	4,885	4,885
Panama	—	—	1,073	—	—	5,365	5,365
Trinidad & Tobago	—	—	121	—	—	605	605
Uruguay	—	—	158	—	—	790	790
Commercial Banks	—	216	—	—	1,080	—	1,080

	5	219,993	12,911	6,000	1,099,965	64,555	1,170,520

CORPORACION ANDINA DE FOMENTO (CAF)

Notes to Financial Statements

December 31, 2002, 2001 and 2000

      At December 31, 2002, the distribution of unpaid subscribed capital and of subscribed callable capital is presented below (amounts in thousands of U.S. dollars):

	Unpaid subscribed capital				Subscribed callable capital

	Series “B”		Series “C”		Series “B”		Series “C”

	Number of		Number of		Number of		Number of
Stockholder	shares	Amount	shares	Amount	shares	Amount	shares	Amount

Bolivia	4,788	23,940	—	—	14,400	72,000	—	—
Colombia	16,744	83,720	—	—	50,400	252,000	—	—
Ecuador	4,788	23,940	—	—	14,400	72,000	—	—
Peru	10,434	52,170	—	—	50,400	252,000	—	—
Venezuela	16,900	84,500	—	—	50,400	252,000	—	—
Brazil	—	—	—	—	—	—	—	—
Chile	—	—	—	—	—	—	800	4,000
Jamaica	—	—	27	135	—	—	—	—
Paraguay	—	—	79	395	—	—	—	—
Uruguay	—	—	1,700	8,500	—	—	—	—
Mexico	—	—	—	—	—	—	1,600	8,000

	53,654	268,270	1,806	9,030	180,000	900,000	2,400	12,000

      Subscribed and paid-in capital is held as follows at December 31, 2001 (amounts in thousands of U.S. dollars):

	Number of shares			Amounts

Stockholder	Series “A”	Series “B”	Series “C”	Series “A”	Series “B”	Series “C”	Total

Bolivia	1	16,124	—	1,200	80,620	—	81,820
Colombia	1	57,093	—	1,200	285,465	—	286,665
Ecuador	1	16,124	—	1,200	80,620	—	81,820
Peru	1	57,092	—	1,200	285,460	—	286,660
Venezuela	1	57,092	—	1,200	285,460	—	286,660
Brazil	—	—	4,813	—	—	24,065	24,065
Chile	—	—	245	—	—	1,225	1,225
Jamaica	—	—	82	—	—	410	410
Mexico	—	—	2,617	—	—	13,085	13,085
Paraguay	—	—	800	—	—	4,000	4,000
Panama	—	—	1,041	—	—	5,205	5,205
Trinidad & Tobago	—	—	117	—	—	585	585
Commercial Banks	—	226	—	—	1,130	—	1,130

	5	203,751	9,715	6,000	1,018,755	48,575	1,073,330

CORPORACION ANDINA DE FOMENTO (CAF)

Notes to Financial Statements

December 31, 2002, 2001 and 2000

      At December 31, 2001, the distribution of unpaid subscribed capital and of subscribed callable capital is presented below (amounts in thousands of U.S. dollars):

	Unpaid subscribed capital				Subscribed callable capital

	Series “B”		Series “C”		Series “B”		Series “C”

	Number of		Number of		Number of		Number of
Stockholder	shares	Amount	shares	Amount	shares	Amount	shares	Amount

Bolivia	3,638	18,190	—	—	14,400	72,000	—	—
Colombia	12,824	64,120	—	—	50,400	252,000	—	—
Ecuador	3,638	18,190	—	—	14,400	72,000	—	—
Peru	12,826	64,130	—	—	50,400	252,000	—	—
Venezuela	12,826	64,130	—	—	50,400	252,000	—	—
Brazil	—	—	644	3,220	—	—	—	—
Chile	—	—	—	—	—	—	800	4,000
Jamaica	—	—	27	135	—	—	—	—
Paraguay	—	—	227	1,135	—	—	—	—
Panama	—	—	—	—	—	—	—	—
Mexico	—	—	—	—	—	—	1,600	8,000

	45,752	228,760	898	4,490	180,000	900,000	2,400	12,000

     General Reserve

      The general reserve was set-up to cover possible contingencies. The stockholders decided to increase the reserve by US$78,437,000, US$48,307,000 and US$46,377,000 during the years ended December 31, 2002, 2001 and 2000, respectively, by appropriations from net income for the years ended December 31, 2001, 2000 and 1999, respectively.

     Reserve Pursuant to Article No. 42 of the By-laws

      The Corporation’s by-laws establish that at least 10% of annual net income is to be allocated to a reserve fund until that fund amounts to 50% of the subscribed capital. Additional allocations may be approved by the stockholders. At the stockholders meetings in March 2002 and 2001, it was authorized to increase the reserve by US$10,900,000, US$10,700,000 and US$9,300,000, from net income for the years ended December 31, 2001, 2000 and 1999, respectively.

(13) Distributions to Stockholders

      In March 2002, 2001 and 2000, the stockholders agreed to distribute US$19,100,000, US$26,000,000 and US$14,500,000, respectively, from retained earnings at December 31, 2001, 2000 and 1999, respectively, to the stockholders’ funds.

(14) Tax Exemptions

      The Corporation is exempt from all taxes on income, properties and other assets. It is also exempt from liability related to the payment, withholding or collection of any tax or other levy.

(15) Derivative Instruments and Hedging Activities

      The Corporation seeks to match the maturities of its liabilities to the maturities of its loan portfolio. The Corporation utilizes derivative financial instruments to reduce exposure to interest rate risk and foreign

CORPORACION ANDINA DE FOMENTO (CAF)

Notes to Financial Statements

December 31, 2002, 2001 and 2000

currency risk. The Corporation does not hold or issue derivative financial instruments for trading or speculative purposes.

      By using derivative financial instruments to hedge exposures to changes in interest rate and foreign exchange rates, the Corporation exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Corporation, which creates credit risk for the Corporation. When the fair value of a derivative contract is negative, the Corporation owes the counterparty and, therefore, it does not possess credit risk. The Corporation minimizes the credit risk in derivative instruments by entering into transactions with high-quality counterparties whose credit rating is A or higher.

      Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates and currency exchange rates. The market risk associated with interest rate and currency risk is managed by swapping loans and borrowings subject to fixed interest rates and denominated in foreign currency into floating interest rate instruments denominated in U.S. dollars.

      The Corporation assesses interest rate cash flow risk by continually identifying and monitoring changes in interest rate exposures that may adversely impact expected future cash flows. The Corporation maintains risk management control systems to monitor interest rate cash flow risk attributable to both the Corporation’s outstanding or forecasted debt obligations as well as the Corporation’s offsetting hedge positions. The risk management control systems involve the use of analytical techniques, including cash flow sensitivity analysis, to estimate the expected impact of changes in interest rates on the Corporation’s future cash flows.

      The following table presents the fair value of interest rate swaps and cross-currency swaps at December 31, 2002 and 2001:

	2002		2001

	Fair Value Adjustments		Fair Value Adjustments

	Derivatives	Derivatives	Derivatives	Derivatives
	assets	liabilities	assets	liabilities

Investments	—	—	—	79
Loans	175	—	—	2,524
Bonds	—	312,334	76	—
Borrowings and other obligations	268	—	7,373	—

	443	312,334	7,449	2,603

      For the years ended December 31, 2002 and 2001 all of the Corporations’ derivatives which have been designated in hedging relationships were considered fair value hedges. The change in fair value of such derivative instruments and the change in fair value of hedged items attributable to risk being hedged is included in other income in the income statement. The net effect of these changes for the years ended December 31, 2002 and 2001 was nil, as the Corporation uses the shortcut method to determine the fair value of its hedged financial instruments.

(16) Fair Value

      The following table presents the carrying amounts and estimated fair values of the Corporations’ financial instruments at December 31, 2002 and 2001. The fair value of a financial instrument is the amount

CORPORACION ANDINA DE FOMENTO (CAF)

Notes to Financial Statements

December 31, 2002, 2001 and 2000

at which the instrument could be exchanged in a current transaction between willing parties (amounts in thousands of U.S. dollars):

	2002		2001

	Carrying	Fair	Carrying	Fair
	amount	value	amount	value

Financial assets:
Cash and due from banks	1,740	1,740	2,744	2,744
Deposits with banks	702,139	702,139	606,965	606,965
Securities purchased under resale agreements	25,000	25,000	—	—
Marketable securities
Trading	540,482	540,482	371,294	371,294
Held-to-maturity	129,595	127,713	238,006	238,874
Loans	6,062,407	6,087,574	5,455,156	5,465,767
Interest and commissions receivable	143,172	143,172	133,181	133,181
Derivative contracts (included in other assets)	443	443	7,449	7,449
Financial liabilities:
Deposits	228,425	228,425	528,270	528,270
Securities sold under repurchase agreements	—	—	33,958	33,958
Commercial paper	501,021	501,021	491,671	491,671
Advances and short-term borrowings	546,432	546,432	670,279	670,279
Bonds	3,278,462	3,282,895	2,562,578	2,562,891
Borrowings and other obligations	463,745	466,058	511,748	514,926
Derivative contracts (included in accrued expenses and other liabilities)	312,334	312,334	2,603	2,603
Accrued interest and commissions payable	106,137	106,137	96,564	96,564

      The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

      Cash and due from banks, deposits with banks, securities purchased under resale agreements, other assets, deposits, securities sold under repurchase agreements, commercial paper, advances and short-term borrowings, accrued interest and commissions, accrued expenses: The carrying amounts approximate fair value because of the short maturity of these instruments.

      Marketable securities: The fair values of held-to-maturity securities are based on quoted market prices at the reporting date for those or similar securities. Trading securities are carried at fair value based on quoted market prices.

      Loans: The Corporation is one of the few institutions that offer loans for development in the stockholder countries. A secondary market does not exist for the type of loans granted by the Corporation. As rates on variable rate loans and loan commitments are reset on a semiannual basis, the carrying value, adjusted for credit risk, was determined to be the best estimate of fair value. The fair value of fixed rate hedged loans is determined using the market value of the swap agreement hedging interest rate risk. For unhedged fixed rate loans, the fair value is determined using the current variable interest rate for similar loans.

      Derivative assets and liabilities: Current market prices obtained from third party banks were used to estimate fair values of interest rate and foreign currency swap agreements.

      Bonds, borrowings and other obligations: The fair value of bonds, borrowings and other obligations is determined using the shortcut method by applying the market price for swap agreements to determine the market price of the debt, for hedged items. The carrying amounts of unhedged debt approximate fair value when such debt is subject to variable market interest rates. For unhedged fixed interest rate debt, the fair

CORPORACION ANDINA DE FOMENTO (CAF)

Notes to Financial Statements

December 31, 2002, 2001 and 2000

value is determined using the current variable interest rate for similar bonds and borrowings and other obligations.

(17) Commitments and Contingencies

      Commitments and contingencies include the following (in thousands of U. S. dollars):

	December 31,

	2002	2001

Credit agreements subscribed	1,345,179	1,250,071
Lines of credit for foreign trade	485,841	1,297,270
Letters of credit for foreign trade	10,627	22,005
Guarantees	183,333	100,000
Other	49,730	27,374

      These commitments and contingencies result from the normal course of the Corporation’s business and are related principally to loans and loan equivalents that have been approved or committed for disbursement.

      In the ordinary course of business the Corporation has entered into commitments to extend credit. Such financial instruments are recorded as commitments upon signing the corresponding contract and are reported in the financial statements when disbursements are made.

      The contracts to extend credit have fixed expiration dates and in some cases expire without making disbursements. Also based on experience, part of the disbursements are made up to two years after the signing of the contract. Therefore, the total commitment amounts do not necessarily represent future cash requirements.

      In the event the credit lines are not utilized, no additional cost is incurred by the Corporation.

      Guarantees represent partial credit guarantees given to the Republic of Colombia for the payment of principal and interest up to the following amounts (in thousands of U.S. dollars):

	December 31,

Maturity	2002	2001

2005	100,000	100,000
2007	83,333	—

	183,333	100,000

(18) Subsequent Events

      In September 2002, the Spanish government approved Spain’s February 2002 subscription to paid-in capital of US$100,000,000 and callable capital of US$200,000,000, and in October 2002 such subscription became effective. Spain made its initial payment of US$33.3 million in January 2003, making Spain a non-regional stockholder. The balance will be due in two equal annual installments.

      On January 7, 2003 the Corporation issued US$200,000,000 aggregate principal amount of 6 7/8% Notes due 2012, Series B.

CORPORACION ANDINA DE FOMENTO (CAF)

Unaudited Interim Financial Information as of

March 31, 2003 and 2002

Balance Sheets

(Expressed in thousands of U.S. dollars)

ASSETS	March 31,

	2003	2002

Cash and due from banks	1,697	1,446
Deposits with banks	765,754	607,194
Marketable securities Trading	568,062	449,312
Held-to-maturity (market value of US$152,156 in 2003 and US$158,088 in 2002)	154,475	157,810
Loans	5,926,986	5,466,135
Less allowance for losses	201,906	182,912

Loans, net of allowance for losses	5,725,080	5,283,223

Equity investments	116,658	120,284
Interest and commissions receivable	162,294	129,903
Property and equipment	9,444	9,064
Other assets	51,333	58,310

Total assets	7,554,797	6,816,546

LIABILITIES AND STOCKHOLDERS’ EQUITY

Deposits	274,164	390,797
Securities sold under repurchase agreements	5,985	11,159
Commercial paper	398,287	446,481
Advances and short-term borrowings	587,617	527,987
Bonds	3,231,351	2,927,846
Borrowings and other obligations	431,908	502,719
Accrued interest and commissions payable	100,465	72,227
Accrued expenses and other liabilities	419,496	90,522

Total liabilities	5,449,273	4,969,738

Subscribed and paid-in capital (authorized capital US$5,000 million)
Series “A” shares	6,000	6,000
Series “B” shares	1,146,180	1,056,665
Series “C” shares	84,275	54,340

	1,236,455	1,117,005
Additional paid-in capital	82,205	53,552
Reserves	752,608	644,002
Retained earnings	34,256	32,249

Total stockholders’ equity	2,105,524	1,846,808

Total liabilities and stockholders’ equity	7,554,797	6,816,546

CORPORACION ANDINA DE FOMENTO (CAF)

Unaudited Interim Financial Information for

the Three-Month Periods Ended March 31, 2003 and 2002

Statements of Income

(Expressed in thousands of U.S. dollars)

	Three months ended
	March 31,

	2003	2002

Interest income
Loans	69,654	72,054
Investments and deposits with banks	6,674	7,256

Total interest income	76,328	79,310

Interest expense
Deposits	753	2,113
Commercial paper	1,840	2,385
Advances and short-term borrowings	2,282	3,594
Bonds	21,197	22,860
Borrowings and other obligations	2,733	4,126

Total interest expense	28,805	35,078

Net interest income	47,523	44,232
Provision for loan losses	8,750	8,100

Net interest income, after provision for loan losses	38,773	36,132
Non-interest income
Commissions	5,831	4,414
Dividends and equity in earnings of investees	713	823
Other income	312	224

Total non-interest income	6,856	5,461

Non-interest expenses
Commissions	1,987	1,259
Administrative expenses	8,336	7,856
Other expenses	1,050	229

Total non-interest expenses	11,373	9,344

Net income	34,256	32,249

CORPORACION ANDINA DE FOMENTO (CAF)

Unaudited Interim Financial Information for

the Three-Month Periods Ended March 31, 2003 and 2002

Statements of Cash Flows

(Expressed in thousands of U.S. dollars)

	Three months ended
	March 31,

	2003	2002

Cash flows from operating activities
Net income	34,256	32,249

Adjustments to reconcile net income to net cash provided by (used in) operating activities
Provision for loan losses	8,750	8,100
Amortization of deferred charges	308	346
Depreciation of property and equipment	476	427
Provision for employees’ severance benefits	826	778
Employees’ savings plan	596	214
Net changes in operating assets and liabilities
Securities purchased under resale agreements	25,000	—
Net profit (loss) on sale of trading securities	(69)	(177)
Severance indemnities paid or advanced	(521)	288
Employees’ savings plan paid or advanced	(87)	(156)
Trading securities	(27,580)	(78,018)
Interest and commissions receivable	(19,122)	3,278
Other assets	(3,830)	(13,275)
Accrued interest and commissions payable	(5,672)	(24,337)
Accrued expenses and other liabilities	723	5,753

Total adjustments	(20,202)	(96,779)

Net cash provided by operating activities	14,054	(64,530)

Cash flows from investing activities
Purchases of held-to-maturity securities	(129,980)	(219,551)
Maturities and prepayments of held-to-maturity securities	105,100	299,747
Loan origination and principal collections, net	132,165	(13,392)
Equity investments	570	(132)
Purchases of property and equipment	(39)	(25)

Net cash provided by (used in) investing activities	107,816	66,647

Carried forward	121,870	2,117

CORPORACION ANDINA DE FOMENTO (CAF)

Unaudited Interim Financial Information for

the Three-Month Periods Ended March 31, 2003 and 2002

Statements of Cash Flows, Continued

(Expressed in thousands of U.S. dollars)

	Three months ended
	March 31,

	2003	2002

Brought forward	121,870	2,117

Cash flows from financing activities
Net increase (decrease) in deposits	45,739	(137,473)
Net change in securities sold under repurchase agreements	5,985	(22,799)
Net decrease in commercial paper	(102,734)	(45,190)
Net increase (decrease) in advances and short-term borrowings	41,185	(142,292)
Proceeds from issuance of bonds	280,020	350,000
Repayment of bonds	(315,347)	—
Net change in borrowings and other obligations	(30,692)	5,599
Distributions to stockholders’ funds	(18,500)	(19,100)
Capital increase, net of stock dividends	17,210	4,010
Additional paid-in capital	18,836	4,059

Net cash provided by financing activities	(58,298)	(3,186)

Net increase (decrease) in cash and cash equivalents	63,572	(1,069)
Cash and cash equivalents at beginning of period	703,879	609,709

Cash and cash equivalents at end of period	767,451	608,640

CORPORACION ANDINA DE FOMENTO (CAF)

NOTE TO UNAUDITED INTERIM FINANCIAL INFORMATION

March 31, 2003 and 2002

(1) Basis of Presentation

      The interim financial information as of March 31, 2003 and March 31, 2002 and for the three-month periods ended March 31, 2003 and 2002 is unaudited and has been prepared in accordance with accounting principles generally accepted in the United States of America. In the opinion of management, such interim financial information includes all adjustments, consisting of normal recurring adjustments, necessary for the fair presentation of the results of the interim periods. The results of operations for the three-month period ended March 31, 2003 are not an indication of the results to be expected for the full year 2003.

      This interim financial information should be read in conjunction with the Corporation’s balance sheets as of December 31, 2002 and 2001 and the related statements of income, stockholders’ equity and cash flows for each of the years in the three year period ended December 31, 2002 and the notes thereto presented in the preceding pages.

(2) Commitments and Contingencies

      Commitments and contingencies include the following (in thousands of U. S. dollars):

	March 31,

	2003	2002

Credit agreements subscribed	1,544,380	1,336,586
Lines of credit for foreign trade	607,699	1,218,705
Letters of credit for foreign trade	26,172	20,005
Guarantees	183,333	100,000
Other	48,837	23,354

      These commitments and contingencies result from the normal course of the Corporation’s business and are related principally to loans and loan equivalents that have been approved or committed for disbursement.

      In the ordinary course of business the Corporation has entered into commitments to extend credit. Such financial instruments are recorded as commitments upon signing the corresponding contract and are reported in the financial statements when disbursements are made.

      The contracts to extend credit have fixed expiration dates and in some cases expire without making disbursements. Also based on experience, part of the disbursements are made up to two years after the signing of the contract. Therefore, the total commitment amounts do not necessarily represent future cash requirements.

      In the event the credit lines are not utilized, no additional cost is incurred by the Corporation.

      Guarantees represent partial credit guarantees given to the Republic of Colombia for the payment of principal and interest up to the following amounts (in thousands of U.S. dollars):

	March 31,

Maturity	2003	2002

2005	100,000	100,000
2007	83,333	—

	183,333	100,000

      A claim has been filed against us and others in connection with loans made to Concesionaria DHM, S.A. (“DHM”), an Ecuadorian company, for the purposes of financing the rehabilitation and expansion of a toll road in Ecuador. The amount of the loan by us to DHM was $12,600,000, of which $3,210,000 was disbursed. DHM is alleging that we breached the loan agreement by failing to make additional disbursements and that, consequently, DHM suffered damages. The loan is currently in default. DHM is seeking judgment against us and the other defendants for damages in an amount not less than $150,000,000. We intend to contest this claim and do not believe the outcome of this claim will have a material adverse effect on our financial condition or results of operations.

CORPORACION ANDINA DE FOMENTO (CAF)

SUPPLEMENTARY INFORMATION

BONDS

		Date of				Principal Amount
	Interest	Agreement of	Year of Final			Outstanding at
Title	Rate	Issue	Maturity	Currency		December 31, 2002

						(in millions)
Regional Bonds	Floating	Various	Various	US$		261.7
7.10% Yankee Bonds	Fixed	1996	2003	US$		200.0
7.25% Yankee Bonds	Fixed	1997	2007	US$		150.0
7.79% Yankee Bonds	Fixed	1997	2017	US$		50.0
Euro DM Bonds	Fixed	1998	2003	DM	(1)	200.0
6.75% Yankee Bonds	Fixed	1998	2005	US$		150.0
Euro Dollar Bonds	Fixed	1998	2003	US$		200.0
7.75% Yankee Bonds	Fixed	1999	2004	US$		200.0
4.75% Euro Bonds	Fixed	1999	2004	EUR	(2)	300.0
Private Placement	Floating	1999	2005	US$		20.0
8 7/8% Yankee Bonds	Fixed	2000	2005	US$		225.0
6.50% Euro Bonds	Fixed	2000	2005	EUR	(2)	200.0
7 3/8% Yankee Global Bonds	Fixed	2001	2011	US$		300.0
1.17% Samurai Bonds	Fixed	2001	2006	JPY	(3)	25,000.0
6 7/8% Yankee Bonds	Fixed	2002	2012	US$		350.0
6 3/8% Euro Bonds	Fixed	2002	2009	EUR	(2)	350.0
Euro Bond	Floating	2002	2004	EUR	(2)	100.0
7 5/8% Euro GBP Bond	Fixed	2002	2010	GBP	(4)	175.0
7 7/8% Yankee Bonds	Fixed	2002	2022	US$		85.0

(1)	Deutschemark

(2)	Euro

(3)	Yen

(4)	Sterling Pounds

LOANS FROM COMMERCIAL BANKS, ADVANCES, DEPOSITS, U.S. COMMERCIAL PAPER AND REPURCHASE AGREEMENTS

		Date of			Principal Amount
	Interest	Agreement of	Year of Final		Outstanding at
Title	Rate	Issue	Maturity	Currency	December 31, 2002

					(in millions)
Medium- and Long-term Loans	Various	Various	Various	Various	463.7 (1)
Advances and Short-term Loans	Floating	Various	Various	US$	546.4
Deposits	Floating	Various	Various	US$	228.4
U.S. Commercial Paper	Floating	Various	Various	US$	501.0
Repurchase Agreements	Floating	Various	Various	US$	0.0

(1)	U.S. dollars equivalent

S-1

CORPORACION ANDINA DE FOMENTO (CAF)

LOANS FROM MULTILATERALS AND BILATERALS, EXIMS AND EXPORT CREDIT AGENCIES

		Date of				Principal Amount
	Interest	Agreement of	Year of Final			Outstanding at
Title	Rate	Issue	Maturity	Currency		December 31, 2002

						(in millions)
IADB	Variable	Various	Various	US$		115.2
ACDI (Canada)	0%	3/29/74	9/30/23	CAN	(1)	2.6
KfW (Germany)	5.5%	2/24/77	6/30/07	DEM	(2)	3.3
KfW (Germany)	Variable	Various	Various	US$		13.1
AID (U.S.A.)	3%	10/10/72	11/27/14	US$		4.9
EDC (Canada)	Variable	12/8/92	Various	US$		2.9
Exim (Japan)	Variable	Various	Various	JPY	(3)	6,331.8
Exim (Japan)	Variable	Various	Various	US$		45.8
Nordic Investment Bank	Variable	Various	7/22/15	US$		35.5
European Investment Bank	Various	10/16/97	Various	US$		36.2

(1)	Canadian dollars.

(2)	Deutschemark.

(3)	Yen.

GUARANTEED DEBT

			Principal Amount
	Date of	Year of Final	Outstanding at
Borrower	Issue	Maturity	December 31, 2002

			(in U.S.$ millions)
Republic of Colombia	12/27/00	12/27/05	100.0
Republic of Colombia	6/26/02	6/26/07	83.3

S-2

PART II

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

      The following is an estimate of the Registrant’s expenses in connection with the issuance of the Securities that are the subject of this registration statement:

Securities and Exchange Registration Fee	$16,180
Fiscal and Paying Agent Fees	20,000
Fees of rating agencies	225,000
Legal fees	125,000
Printing of registration statement, prospectus and other documents	75,000
Blue Sky expenses (including counsel fees)	15,000
Other	29,500

Total	$505,680

UNDERTAKINGS

The Registrant hereby undertakes:

      (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that the Registrant shall not be required to file a post-effective amendment otherwise required by clause (i) or clause (ii) above, if the information required to be included in a post-effective amendment is contained in any report filed under the Securities Exchange Act or 1934 that is incorporated by reference in this registration statement.

      (b) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (d) That, for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

CONTENTS

The registration statement comprises:

(1) The facing sheet.

(2) The prospectus.

(3) Part II consisting of pages II-1 to II-5.

(4) The following exhibits:

1.1 Form of Underwriting Agreement for Debt Securities (incorporated by reference to our registration statement No. 333-11970)

1.2 Form of Underwriting Agreement Pertaining to Guarantees[1]

4.1 Form of Fiscal Agency Agreement, including form of certain Debt Securities (incorporated by reference to our registration statement No. 333-11970)

4.2 Form of Guarantee Agreement, including the form of Guarantee[1]

5.1 Opinion and consent of Omar Zurita, Acting Chief Legal Counsel to CAF

8.1 Opinion and consent of Sullivan & Cromwell LLP

23.1 Consent of KPMG

23.2 Consent of CAF’s Acting Chief Legal Counsel (included in Exhibit 5.1)

23.3 Consent of Sullivan & Cromwell LLP (included in Exhibit 8.1)

99.1 List of names and addresses of the underwriters for Debt Securities (incorporated by reference to Exhibit (v) to our registration statement No. 333-88404)

99.2 List of names and addresses of the underwriters for Guarantees[1]

(1) To be filed by amendment.

SIGNATURE OF REGISTRANT

      Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant, Corporación Andina de Fomento, has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Caracas, Venezuela, on the 8th day of May 2003.

CORPORACIÓN ANDINA DE FOMENTO

By:	/s/ LUIS ENRIQUE BERRIZBEITIA

Name: Luis Enrique Berrizbeitia
Title: Acting Executive President

SIGNATURE OF AUTHORIZED AGENT IN THE UNITED STATES

      Pursuant to the requirements of the Securities Act of 1933, as amended, appearing below is the signature of the Corporación Andina de Fomento’s authorized agent in the United States, thereunto duly authorized, in Newark, Delaware, on the 8th day of May 2003.

PUGLISI & ASSOCIATES

By:	/s/ DONALD J. PUGLISI

Name: Donald J. Puglisi Title: Managing Director

EXHIBITS

Sequentially
Exhibit		Numbered
Number	Exhibits	Page

1.1	Form of Underwriting Agreement for Debt Securities (incorporated by reference to our registration statement No. 333-11970)
1.2	Form of Underwriting Agreement pertaining to Guarantees	*
4.1	Form of Fiscal Agency Agreement, including form of certain Debt Securities (incorporated by reference to our registration statement No. 333-11970)
4.2	Form of Guarantee Agreement, including the form of Guarantee	*
5.1	Opinion and consent of Omar Zurita, Acting Chief Legal Counsel to CAF
8.1	Opinion and consent of Sullivan & Cromwell LLP
23.1	Consent of KPMG
23.2	Consent of CAF’s Acting Chief Legal Counsel	**
23.3	Consent of Sullivan & Cromwell	***
99.1	List of names and addresses of the underwriters for Debt Securities (incorporated by reference to Exhibit (v) to our registration statement No. 333-88404)
99.2	List of names and addresses of the underwriters for Guarantees	*

  *   To be filed by amendment.
 **  included in exhibit 5.1
*** included in exhibit 8.1